Form 10-K, Exhibit 13
period 1997-12-31
TRACOR INC /DE
filed 1998-03-25
CIK 829221

[OUTSIDE FRONT COVER]
                                     TRACOR
                                  ANNUAL REPORT
                                      1997

[INSIDE FRONT COVER]
Profile
On land, at sea, and in space, Tracor, Inc. provides leading-edge technology to government and commercial customers worldwide in the areas of information systems, aerospace, and systems engineering. Tracor is one of America's fastest growing defense companies and employs more than 10,700 people at approximately 150 locations.


Stock Performance

[GRAPH APPEARS HERE]


Value of $100 investment made December 31, 1992, including dividends

    Measurement        DJ Defense &       Nasdaq          Tracor
      Period            Aerospace       Stock Market       Inc.
    4th Quarter '92       100.00          100.00          100.00
    1st Quarter '93       102.62          101.88           78.13
    2nd Quarter '93       111.87          103.83          153.13
    3rd Quarter '93       117.49          112.58          167.19
    4th Quarter '93       129.22          114.80          225.00
    1st Quarter '94       133.68          109.97          196.88
    2nd Quarter '94       135.35          104.83          187.50
    3rd Quarter '94       138.34          113.51          203.13
    4th Quarter '94       145.32          112.21          303.13
    1st Quarter '95       167.74          122.33          287.50
    2nd Quarter '95       200.64          139.93          340.63
    3rd Quarter '95       220.63          156.79          412.50
    4th Quarter '95       252.71          158.70          362.50
    1st Quarter '96       270.94          166.10          435.94
    2nd Quarter '96       284.70          179.66          431.25
    3rd Quarter '96       307.91          186.05          515.63
    4th Quarter '96       335.83          195.19          531.25
    1st Quarter '97       314.75          184.61          581.25
    2nd Quarter '97       356.30          218.45          628.13
    3rd Quarter '97       384.94          255.40          768.75
    4th Quarter '97       353.18          239.53          759.38


Contents
     2  Financial Highlights and Sales by Market
     3  Message to Shareholders and Employees
     8  Segments at a Glance
     9  Business Review
    10  Tracor Information Systems
    14  Tracor Aerospace
    18  Tracor Systems Technologies
    22  Management's Discussion and Analysis
    25  Financial Report
    42  Principal Locations
    43  Board of Directors and Management Team
    45  Shareholder Information


Financial Highlights


(dollars in thousands, except per share amounts)

                          1992       1993(1)      1994(1)       1995        1996(2)       1997
                        --------   ----------   ----------   ----------   ----------   ----------
Net sales               $261,835     $407,495     $694,037     $886,920   $1,082,505   $1,265,686
Earnings before
  interest, income
  taxes, and
  extraordinary item     $11,126      $23,754      $47,816      $68,190      $92,590     $101,906
Income before
  extraordinary item      $4,530       $9,277      $18,547      $27,863      $36,614      $44,391
Income per common share
  before extraordinary
  item - assuming
  dilution (3)             $0.44        $0.72        $1.15        $1.29        $1.47        $1.65
Customer-funded research
  and development        $59,555      $71,759     $104,872     $132,347     $157,524     $161,186
Company-funded research
  and development         $2,859       $3,538       $4,672       $5,404      $11,110      $10,102
Bookings (new orders)   $276,436     $321,113     $659,575   $1,006,980   $1,075,826   $1,505,788
Capital expenditures      $7,360       $8,435      $11,007      $13,676      $19,623      $22,160
Firm backlog (funded
  and unfunded)         $301,502     $590,366     $806,228     $923,978   $1,030,472   $1,272,091
Unfunded contract
  options               $450,635   $1,120,268   $1,015,795     $948,854   $1,614,640   $1,901,076
Total assets            $139,771     $305,733     $444,086     $467,456     $744,954     $717,609
Working capital          $45,977      $87,140      $95,392     $129,129     $140,430     $163,352
Shareholders' equity     $52,345      $63,167      $90,592     $136,965     $222,917     $259,215
Shares outstanding
  (in thousands)          10,000       10,612       11,657       14,151       24,754       25,149
Current ratio                2.4          2.0          2.0          2.3          1.8          2.1
Long-term debt to
  equity ratio              0.93         2.15         2.15         1.32         1.31(4)
1.04(4)
Book value per
  outstanding share        $5.23        $5.95        $7.77        $9.68        $9.01       $10.31
Employees                  3,400        8,900        9,700        9,400       10,450       10,740
Common stock shareholders
  (estimated)              1,000        1,500        4,000        5,000        5,750        8,920


(1) Reflects the acquisitions of Vitro Corporation on August 25, 1993, and GDE Holdings, Inc. on November 17, 1994.
(2) Reflects the acquisitions of AEL Industries, Inc. on February 22, 1996, and Cordant Holdings, Inc. on September 26, 1996.
(3) Amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. See notes to the Consolidated Financial Statements.
(4) Includes $31.5 million in 1996 and $26.3 million in 1997 of fully cash collateralized promissory notes payable issued in conjunction with the acquisition of Cordant. Excluding the promissory notes payable, the ratio is 1.18 in 1996 and .96 in 1997.



Sales by Market

[GRAPH APPEARS HERE]


(dollars in thousands)

                1996                       1997
     _________________________   _________________________
       Total      % of   % of      Total      % of   % of
       Sales      DOD    Total     Sales      DOD    Total
     __________   ____   _____   __________   ____   _____   ___________________________________
                                                             Domestic
                                                               U.S. Government Defense
     $  457,002   54%            $  494,960   53%                Navy
        216,861   26%               250,285   27%                Air Force
         83,638   10%                94,489   10%                Army
         87,087   10%                91,865   10%                Other
     ___________________________________________________________________________________________
        844,588           78%       931,599           74%          Total U.S. Government Defense
     ___________________________________________________________________________________________
         81,373            8%       121,396           10%      U.S. Government Nondefense
     ___________________________________________________________________________________________
        925,961           86%     1,052,995           84%        Total U.S. Government
          8,514            1%        17,754            1%      State/Local Government
         43,253            3%        64,528            5%      Commercial
     ___________________________________________________________________________________________
        977,728           90%     1,135,277           90%    Total Domestic
        104,777           10%       130,409           10%    Foreign
     ___________________________________________________________________________________________
     $1,082,505          100%    $1,265,686          100%    Total Sales


[PHOTO OF JAMES B. SKAGGS, PRESIDENT, APPEARS ALONG ENTIRE RIGHT SIDE OF PAGE]

Message to Shareholders and Employees

Your company continued to achieve outstanding performance, growth, and shareholder value during 1997. We are proud to report record-high sales, bookings, backlog, and earnings before an extraordinary item. Tracor's stock price increased 43 percent during the year, giving us the best stock price performance of any major company in the aerospace and defense industry. Internal growth remained strong at 7 percent, and we made good progress in continuing the company's diversification trends. Our non-U.S. Department of Defense (DOD) sales reached 26 percent of the total, driven by impressive increases of 55 percent in sales to other government customers and 49 percent in commercial markets. Sales to foreign customers also grew, remaining at 10 percent of total sales.

Our accomplishments were noted in the January 1998 issue of Forbes magazine, which listed Tracor as the best performer in sales and earnings per share growth in the aerospace and defense industry over the past five years. This growth in the midst of a consolidating defense industry propelled Tracor to become the 14th largest defense company in the United States.

In 1997, we won our largest total contract, including options - $342 million for eight years - to continue providing technical support for the Eglin Air Force Base Test Range. We also won our largest firm contract - a $200 million classified contract in our Information Systems segment. These wins contributed to record-high bookings during the year, which were 40-percent higher than in 1996, and to impressive backlog figures of $1.3 billion in firm orders, a 23-percent increase over last year, and, including options, a total of $3.2 billion, a 20-percent increase. This backlog provides us confidence in our ability to continue our solid internal growth.

Financial Results

Sales for 1997 reached an all-time high of $1,265.7 million, a 17-percent increase over 1996 sales. Income before the extraordinary item was $44.4 million, a 29-percent increase over 1996, excluding the effect of a nonrecurring gain in 1996. Income per share before the extraordinary item was $1.65 (assuming dilution), a 19-percent increase over 1996 before the nonrecurring gain. The extraordinary item, occurring in the first and third quarters, related to the company's decision in 1997 to reduce our interest expense. The company entered into a new bank agreement, issued new 8 1/2% Senior Subordinated Notes due 2007, and redeemed the outstanding 10 7/8% Senior Subordinated Notes due 2001. These transactions resulted in substantially lower interest expense. The extraordinary item, relating to the debt refinancing, reduced 1997 net income to $34.2 million, or $1.27 per share (assuming dilution). In addition to reducing interest cost, the company also succeeded in lowering its effective tax rate.

Defense Environment

Sales of products, systems, and services to DOD customers rose 10 percent in 1997 over 1996 and represented approximately 74 percent of Tracor's total sales.

While the defense budget has decreased dramatically over the past decade, it is no longer declining and remains at more than $250 billion per year. Most industry analysts indicate U.S. defense procurement account spending will rise slowly as the year 2000 approaches, and we believe Tracor is well positioned to benefit from this upturn. In any event, we believe the defense budget will remain stable and reasonably predictable, especially when compared with many other industries.

A number of studies have indicated the need to transform the U.S. military into a substantially different armed force than exists today. While the debate will continue regarding the specific requirements for the future, there seems to be general agreement that the future force will place greater emphasis on information warfare driven by rapid advances in information and information-related technologies. This includes automation and protected systems architectures capable of rapidly disseminating information and integrating the actions of widely dispersed and dissimilar units. Further, there is a need for greater mobility, precision, speed, stealth, and strike distances with more efficient logistics support. This transformation must be achieved while effectively supporting near-term U.S. efforts.

Tracor is well positioned with core competencies in leading-edge technologies and an extensive understanding of military operations to be a major participant in supporting both near-term efforts and the future transformation of our military forces for the 21st century.

Operating in a dynamic industry and customer environment, Tracor has maintained a disciplined focus on its successful strategies: protect and strengthen core businesses, diversify to new customers and markets, and acquire companies which complement and enhance our capabilities. These strategies, coupled with our dedication to improving our operating efficiency each year, have produced a high-performance level with extraordinary growth and continued diversification.

To better achieve our objectives, we realigned our businesses during the year into three major segments - Information Systems, Aerospace, and Systems Technologies. This has resulted in a better focus in the marketplace and more efficient operations, thus reducing operating expenses from 10.3 percent of sales in 1996 to 9.3 percent of sales in 1997.

We will continue to examine these strategies in view of the projected environment with the ever-present objective of producing superior shareholder returns.

Protect and Strengthen Core Businesses

Tracor holds leadership positions - number one or two - in most of its core defense business areas. These top positions are maintained by outstanding performance and the application of technology innovation to products, systems, and services providing the best value to our customers, the largest being the DOD.

The company was somewhat insulated from previous cutbacks in the defense budget because of the nature of our work supporting critical, high-priority programs, many of which are funded by the more stable Operations and Maintenance segment of the defense budget. The replacement of many of our nation's defense systems will be extended well beyond the time originally contemplated. Tracor will continue to play an important role in current key programs which are dedicated to upgrading systems capabilities to improve their effectiveness and extend their useful lives.

During the year, we performed well in all of our segments, with an impressive record of winning follow-on, recompeted contracts, as well as important new ones.

In recognition of Tracor's commitment to high-performance standards, we continued to receive numerous letters of commendation and awards from our customers, as well as high award fees.

Three of Tracor's business units have now earned the Software Engineering Institute (SEI) Level 3 rating for implementing world-class software development processes. The rating places these three units in the elite top 16 percent of all software organizations in the SEI's database. In addition, many of our operations have achieved varying levels of ISO certification, enabling us to reduce costs associated with the requirements of military specifications and to comply with the requirements of many foreign customers.

Diversify to New Customers and Markets

Tracor's diversifications are a major component of internal growth. We have been successful in identifying new, high-priority market areas which are undergoing substantial transformation and in applying innovative technologies and processes to provide more effective solutions. These programs offer opportunities for leadership in other strong, long-term niche markets.

Several diversification initiatives resulted in new programs in 1997, including contracts for state-of-the-art, Tracor-developed camouflage systems for the U.S. military and sophisticated imagery information technology products for the National Imagery and Mapping Agency. Tracor also continued its work as a key participant in developing the next-generation mine detection and neutralization systems.

Expansion of work in new areas continued during the year, resulting in the 49-percent increase in sales to commercial customers. For example, Tracor's participation in the Boeing 717-200 aircraft program expanded in 1997 with a contract to manufacture the Y-Barrel assembly for this new-generation 100-seat airplane designed to meet more stringent noise and emission requirements and lower operating costs for the airlines.

In addition to these business expansions and diversifications, we are developing new products with promising growth potential. In response to the projected requirements for the 21st century battlefield, Tracor is developing several expendable sensor products to support the military's real-time data acquisition requirements. Products include sensors to measure weather conditions and to determine the presence and type of chemical warfare agents in the air. Early in 1998, the company won a program to develop the next-generation chemical warfare agent detector for use by the U.S. armed forces. The detector will identify the presence of hazardous airborne chemical warfare agents and alert soldiers to take preventive action.

Acquire Complementary Businesses

A key element in our growth has been the acquisition of businesses which expand or enhance our current lines of products and services. During 1997, we completed two such purchases. While both acquisitions were relatively small, they added valuable new capabilities, which complement and strengthen existing Tracor product areas.

The acquisition of the Military Products Group of Calspan SRL Corporation makes Tracor the number one producer of heads-up display systems used with night vision equipment on board various military helicopters and brings other information display capabilities to the company. The addition of the Visual Information Technology (VITec) division of Connectware, Inc. expands Tracor's commercial mapping product line with image-processing software which allows analysts to review, annotate, enhance, and output digital pictures from a variety of sources.

The pursuit of acquisitions which meet both our operational and financial criteria has become more challenging as seller price expectations have remained high following the premium prices paid by others in earlier major acquisitions. Nonetheless, we believe the defense industry consolidation will continue as will our search for acquisition opportunities, which will add value to Tracor's shareholders.

Our well-crafted and tested plan for growth has led to yet another strong year. One of the keys to Tracor's success has been its size - large enough to enjoy cost efficiencies and compete effectively with the industry behemoths, but small and nimble enough to respond to the dynamic environment.

Tracor's excellent position will continue to be enhanced by its talented and committed employees, backed by a growing shareholder base.

Together, we have succeeded in setting records to preserve and enhance shareholder value. We continue to be dedicated to the vision focused on being the employer, supplier, and investment of choice.

Very truly yours,

/s/James B. Skaggs

James B. Skaggs
Chairman and President

February 25, 1998

[MARGIN NOTES APPEAR WITHIN THE PREVIOUS TEXT]

Most industry analysts indicate U.S. defense procurement account spending will rise slowly as the year 2000 approaches, and we believe Tracor is well positioned to benefit from this upturn.

Tracor holds leadership positions - number one or two - in most of its core defense business areas.

We have been successful in identifying new, high-priority, market areas which are undergoing substantial transformation and in applying innovative technologies and processes to provide more effective solutions.

Together, we have succeeded in setting records to preserve and enhance shareholder value.

[BAR GRAPHS ALSO APPEAR WITHIN THE PRECEDING TEXT]

Net Sales (in thousands)
  1997 -- $1,265,686
  1996 -- $1,082,505
  1995 --   $886,920
  1994 --   $694,037
  1993 --   $407,495
  1992 --   $261,835

Operating Income (in thousands)
  1997 -- $101,906
  1996 --  $92,590
  1995 --  $68,190
  1994 --  $47,816
  1993 --  $23,754
  1992 --  $11,126

Income Before Extraordinary Item (in thousands)
  1997 -- $44,391
  1996 -- $36,614
  1995 -- $27,863
  1994 -- $18,547
  1993 --  $9,277
  1992 --  $4,530

Income Per Common Share Before Extraordinary Item (assuming dilution)
  1997 -- $1.65
  1996 -- $1.47
  1995 -- $1.29
  1994 -- $1.15
  1993 -- $0.72
  1992 -- $0.44

Total Backlog (in thousands)
 [shaded to show Firm Backlog and to show Unexercised Options, as listed on the Financial Highlights table on page 2 above]
  1997 -- $3,173,167
  1996 -- $2,645,112
  1995 -- $1,872,832
  1994 -- $1,822,023
  1993 -- $1,710,634
  1992 --   $752,137

Bookings (in thousands)
  1997 -- $1,505,788
  1996 -- $1,075,826
  1995 -- $1,006,980
  1994 --   $659,575
  1993 --   $321,113
  1992 --   $276,436

Shareholders' Equity (in thousands)
  1997 -- $259,215
  1996 -- $222,917
  1995 -- $136,965
  1994 --  $90,592
  1993 --  $63,167
  1992 --  $52,345

Return on Average Shareholders' Equity
  1997 -- 18% *
  1996 -- 20%
  1995 -- 25%
  1994 -- 24%
  1993 -- 16%
  1992 -- 10%
     * Calculation excludes the effect of the extraordinary item.

Segments at a Glance

Tracor Information Systems      Number of employees:  2,870

  Program Areas
    Softcopy imagery exploitation, processing, and archiving systems
    Digital photogrammetric workstations
    Commercial imagery and mapping products and services
    Automated mission planning systems
    Mission rehearsal and training systems
    Targeting systems for precision weapons
    Test equipment for avionics and munitions
    Test equipment for satellite and telecommunications systems
    Avionics for space launch vehicles
    Buried object detection systems
    Optical/digital-based records management systems
    Commercial information systems acquisition, integration, and deployment Web-based, workflow-enabled client/server solutions
    Software validation and testing, including Year 2000 solutions
    Network design, operations, security, administration, and customer support Training and computer-based training
    Broadband integrated services/video teleconferencing

                             (in thousands)
                        1997      1996      1995
                      ________  ________  ________
  Net sales           $469,653  $351,785  $274,461
  Operating profit     $42,932   $32,538   $22,752

[GRAPH APPEARS HERE]

       Enterprise systems:      38%
       Mission management:      26%
       Imagery:                 18%
       Test and space systems:  18%

Tracor Aerospace                Number of employees:  2,150
  Program Areas
    Countermeasures dispenser systems
    Chaff and flare expendables
    Communications countermeasures
    Radar warning receivers
    Night vision heads-up displays and beacons
    Aerial targets
    Commercial aircraft hush kits
    Aircraft structures and modification
    Aircraft operations, maintenance, and certification
    Underwater acoustic signal processing
    Airport noise monitoring systems
    Mine countermeasures
    Camouflage and signature management systems
    Electronic shelter integration
    Decision support systems
    Chemical detection systems
    Laser-warning systems

                             (in thousands)
                        1997      1996      1995
                      ________  ________  ________
  Net sales           $328,067  $259,955  $153,180
  Operating profit     $30,600   $35,197   $18,691

[GRAPH APPEARS HERE]

       Electronic warfare:  69%
       Flight systems:      31%

Tracor Systems Technologies     Number of employees:  5,640

  Program Areas
    Naval surface combatant systems
    Missile weapon systems
    Strategic undersea systems
    Air defense systems
    Fleet battle management systems
    Submarine fire control systems
    Radio communication systems
    Test range operation management and instrumentation
    Radar and optical tracking systems
    Air traffic control and landing systems
    Identification detection systems
    Electronic shelter integration
    Logistics engineering
    Signals intelligence and electronic warfare systems
    FAA radar systems
    Space and terrestrial communications systems
    Physical security systems

                             (in thousands)
                        1997      1996      1995
                      ________  ________  ________
  Net sales           $467,966  $470,765  $459,279
  Operating profit     $28,374   $24,447   $26,747

[GRAPH APPEARS HERE]

       Shipboard combat systems integration:              53%
       Command, control, and communications engineering:  28%
       Range systems and support:                         19%

Tracor Postured for More Growth

Achieving strong growth in a consolidating defense environment places Tracor among the best in the industry and has elevated the company to its current position as the 14th largest defense company in the nation.

This sales growth stems from both acquisitions and internal initiatives. Earnings growth outpaced sales growth and reflected our success in implementing more efficient methods for running our business.

While the U.S. defense budget is not increasing in real dollars, opportunities for Tracor remain strong.

Our blueprint for growth, which has already guided us through several years of extraordinary results, starts with three main strategies: to expand and protect our important work for the U.S. Department of Defense; to diversify our offerings into new government, commercial, and foreign areas; and to acquire businesses which enhance our existing products and programs or which bring important new complementary capabilities to the company. Our success has resulted in Tracor's becoming the fastest growing major defense contractor in the United States, providing high-quality products, systems, and services to its customers.

In order to better focus our resources in the marketplace and improve operational efficiencies, Tracor realigned its businesses in 1997 into three major segments and is now managing and reporting financial results by these areas. The most rapidly growing area is Information Systems; next is Aerospace; and the third segment, Systems Technologies, while experiencing a lesser growth trend, remains steady and consistent.

Regrouping ourselves has laid the groundwork for improved results and optimizes our position for continued growth.

[GRAPH APPEARS HERE]

       Systems Technologies:  37%
       Information Systems:   37%
       Aerospace:             26%

Tracor Information Systems

Tracor's goal is to remain on the forefront of the rapidly unfolding information age, supplying innovative information technology and earth information solutions to meet the demanding needs of government, commercial, and international customers.

[THREE PHOTOS APPEAR HERE]

1. Tracor-developed digital mapping software has evolved from military applications to the commercial industry and is now used in more than 50 countries.
2. Tracor's full-service mission planning products aid the military with precision targeting of tactical and strategic aircraft and weapon systems.
3. As the largest supplier of automatic test equipment to the U.S. Air Force, Tracor is also providing these mobile systems to Japan for the F-2 fighter program.

Tracor Information Systems provides enterprise-wide solutions to satisfy an increasing demand for state-of-the-art information systems in target markets.

Backed by years of experience in working closely with a variety of customers, Tracor has mastered the ability to pinpoint needs quickly and develop superior solutions. Further, this expertise has allowed the company to leverage its military capabilities into commercial applications.

Tracor's vision includes becoming a preeminent worldwide supplier of earth information products. The company's core competencies extend to all areas of this rapidly growing market from hardware systems to software tools, including data extraction and product generation. For key military applications, Tracor's mission management systems enable warfighters to precisely locate their targets, as well as determine an optimal route that minimizes risk of detection. In the commercial arena, Tracor is providing end-to-end multispectral solutions for customers engaged in precision farming, tax collection, city mapping, and other activities.

Tracor's full-service mission management products for the U.S. Armed Forces aid military decision-makers, planners, and flight crews with the employment of front-line tactical and strategic aircraft and the precision targeting of their weapon systems. The F-117A stealth fighter; B-2 stealth bomber; all long-range cruise missiles (Tomahawk Missile, Air Launch Cruise Missile, and Advanced Cruise Missile); and the new family of high-altitude, high-endurance unmanned aerial vehicles, the Global Hawk and Dark Star, all depend on these Tracor systems.

Focusing development efforts on Sensor-to-Shooter programs is a high priority for Tracor. These programs are designed to funnel real-time intelligence and targeting information to and from an aircraft. They emphasize the exploitation of national, theater, and tactical intelligence for real-time use in precision targeting, mission planning, mission updates, and guided weapons support. Performing Sensor-to-Shooter development as an adjunct to actual test and evaluation trials, field operations, and advanced warfighting experiments ensures full compatibility with joint operational and technological requirements for the battlefield of the next century.

A notable 1997 milestone for Tracor was the first operational deployment of the new Tracor-developed mission planning system for U.S. Air Force F-117A fighters.

Also during the year, Tracor delivered two state-of-the-art mission management products to the U.S. Navy for installation on aircraft carriers, fleet command ships, and amphibious command ships. The first is an improved version of the Digital Imagery Workstation Suite, which, together with Tracor's Precision Targeting Workstation, provides imagery-based mission planning for the Tomahawk and all Navy precision weapons and tactical aircraft. These systems also were delivered for the first time to the United Kingdom to support the introduction of the Tomahawk into its inventory. The second was the Tactical Strike Coordination Manager, a decision support tool which aids commanders in the planning and coordination of strike missions.

Tracor's largest 1997 award in mission management was a U.S. Strategic
Command contract for the development and production of the next-generation Air Vehicle Planning System. Scheduled for deployment in 2002, this system will replace Tracor's previous product and be used to plan and coordinate the missions of the entire U.S. strategic bomber, tanker, and cruise missile force.

As an industry leader in the development and integration of imagery and information systems, the company continues to satisfy challenging customer requirements for automated image processing. Products include softcopy mapping, charting, and geodesy (MC&G); image-processing groundstations; and interpretation and analysis centers. Tracor has installed more than 1,000 MC&G workstations, and its software is employed in some 200 interpretation and analysis centers worldwide.

Competitive wins in 1997 solidified Tracor's position as a key contractor for image processing and storage. For instance, two Tracor units became key team members on the first award to build ruggedized imaging ground stations for the U.S. Marine Corps. As a result of other major wins, Tracor will provide imagery product archives in support of tactical users for the National Imagery and Mapping Agency's Image Product Library program.

Tracor is also expanding its commercial array of earth information products. Under a joint venture with Leica AG, Switzerland, a new entity, LH Systems, LLC, was formed to market the latest technology for map compilation, engineering analysis, orthophoto production, digital terrain modeling, and environmental management through a worldwide sales and distribution network.

The 1997 acquisition of Visual Information Technology also expands Tracor's commercial product line with image-processing software which allows analysts to review, annotate, enhance, and output digital pictures from a variety of sources. Another subsidiary, ADR, Inc., continues as one of the largest suppliers of mapping and geospatial products to commercial consumers and state and local governments.

Additionally, Tracor has leveraged its core competencies into a growing new market of commercial satellite remote sensing systems. In a joint venture with Boeing, Farmland Industries, and Agrium Ltd., Tracor has helped create RESOURCE21, a remote sensing-based information company which plans to operate a network of imaging satellites at the turn of the century. With an initial focus on the burgeoning field of precision agriculture, RESOURCE21 will also extract sophisticated information from multispectral imagery to facilitate resource management decisions in agriculture, forestry, insurance, commodities, and environmental industries worldwide.

Tracor has excelled in the design and production of aircraft avionics test systems for more than three decades and is the largest supplier of these systems to the Air Force. In 1997, Tracor received substantial new orders for F-16 aircraft test systems and continues to broaden its international reach with sales of systems for the Japanese F-2 fighter program. Recent emphasis has been placed on diversifying into other growing markets, including satellites, telecommunications, and space launch vehicles.

The company gained solid footholds in the accelerating commercial and telecommunications satellite support markets in 1997. Motorola placed new orders for Tracor test systems used in the development of its global communications satellite system. One of the largest satellite manufacturers, Hughes Space and Communications, awarded Tracor several contracts for satellite test systems and engineering services. During the year, Tracor continued to build its long-term relationship with Lockheed Martin Astronautics, supplying additional space avionics test systems for the Atlas and Titan launch vehicles.

In other business areas, Tracor constructs and operates leading-edge network systems, which improve productivity in data collection, processing, and dissemination. New contracts have continued to expand and diversify the company's presence in the intelligence community, as well as other federal and commercial marketplaces.

Tracor is helping a number of customers resolve their looming Year 2000 computer problems. Using methods which adhere to the software capability maturity model, Tracor estimates it will perform an independent verification and validation of a variety of systems with up to 60 million lines of code.
 Building upon a 29-year history of providing information technology solutions to the federal and commercial marketplaces, Tracor is continuing its work in the design, development, and integration of commercially available hardware and software products through various contracts. Some of these include providing commercial off-the-shelf products to a wide range of Department of Defense and other government users; hardware, software, and peripherals which can be ordered and purchased through Tracor's web-based electronic ordering catalog; and other information technology products for various members of the intelligence community.

[TWO PHOTOS APPEAR WITHIN THE PRECEDING TEXT]

1. Using structured software development and test methods, Tracor is solving the Year 2000 problem for clients with systems ranging from 60,000 to 60 million lines of software code.
2. Digital mapping and geographic information system services provided by Tracor are key to a variety of sophisticated commercial and defense applications.

Tracor Aerospace

Tracor enjoys leadership positions in all of its core aerospace product areas and is continuously expanding the technology envelope to retain and enhance these positions. Additional growth is achieved by the company's success in identifying new complementary products.

[THREE PHOTOS APPEAR HERE]

1. Tapping its expertise in signature management, Tracor has diversified into a new area with the win of a major contract for advanced woodlands camouflage net systems.
2. The Tracor-developed Band 9/10 transmitter, now being produced, provides expanded capabilities for the U.S. Navy's EA-6B aircraft against the latest military threats.
3. Thriving in the commercial marketplace, Tracor is a key aircraft structures supplier for the new Boeing 717-200 100-seat twinjet.

As a leading supplier to the U.S. and international armed forces for more than three decades, Tracor Aerospace has earned the position as a trusted developer and manufacturer of defense systems which protect platforms and crew members of U.S. and friendly forces against enemy threats. Through continued performance excellence over the past several years on existing contracts, Tracor has won key program recompetes during 1997 in core electronic warfare and flight systems business areas and continues to leverage its preferred supplier reputation to diversify into new markets.

Tracor's core business areas span the full spectrum of products and services required by its customers as they prepare to engage threats to the free world in the 21st century.

As a world leader in the countermeasures marketplace, Tracor is best known for its development and production of the AN/ALE-47 countermeasures dispenser system, the most advanced system capable of deploying chaff, flares, active radio frequency decoys, and other decoys from military aircraft. The ALE-47 has been installed in more than 15 aircraft types for the U.S. Air Force, U.S. Navy, and more than 15 international customers.

With the win of three flare contracts in 1997, Tracor has also maintained its position as one of the world's top developers and producers of expendable decoys. Under these contracts, Tracor has added new flares to its product line, which includes flares for Air Force F-15, A-10, C-17, C-5, and C-130 aircraft, as well as U.S. Army AH-64, CH-47, and UH-60 helicopters. These flares are deployed by the ALE-47 and other dispenser systems to protect aircraft from heat-seeking missiles. Also, Tracor continues to be the world's largest supplier of chaff expendables, which decoy radar-guided missiles.

Active countermeasures, which jam enemy communication and radar systems, are another focus for Tracor in the electronic warfare market. During 1997, Tracor completed development and began production of Band 9/10 transmitters, which improve the effectiveness of the AN/ALQ-99 jamming system aboard the Navy's EA-6B aircraft. These transmitters provide increased frequency coverage and enhanced capabilities against the latest military threats. Continuing its leadership in jamming systems, Tracor won the contract to develop an advanced technology Low Band Transmitter, also targeted to fly on the EA-6B. Other electronic attack subsystems are currently in development for the Army, allowing them to jam modern ground-based communications systems.

Tracor also produces antennas and receivers for several key U.S. threat warning and jamming systems, which provide an electronic shield for most of the U.S. military's tactical aircraft, from sophisticated helicopters to the most advanced fighters. These systems are currently being developed for application on the Army's AH-64 Apache helicopter, the multi-service V-22 Osprey, and the Navy's F/A-18E/F Super Hornet fighter.

Another product designed to improve effectiveness and keep air crews safe during operation of their aircraft is the AN/AVS-7 Heads-up Display System, a flight display used with night vision equipment on board military helicopters. With the win of a contract to upgrade an Air Force system and the acquisition of a related business group, Tracor has become the number one producer of heads-up display systems for night vision equipment for the U.S. military.

Building on more than 15 years of experience in aircraft structures for military applications, Tracor has established itself as an emerging supplier in this area for commercial customers. Tracor first was chosen to join the wing halves for the B-717-200, which is currently being developed by Boeing and is a 21st century version of the popular and reliable DC-9 twinjet. The outstanding record of achievement on this program led to the award of another contract to assemble the Y-Barrel for the B-717-200. Attached to the wings, the Y-Barrel is part of the fuselage and houses the main landing gear and fuel, hydraulic, and electrical lines. As a next-generation, 100-passenger airplane, the B-717-200 is designed to meet more stringent noise and emission requirements and to lower operating costs for the airlines. Forecasts show the need for at least 2,000 airplanes of this type over the next 20 years.

Backed by more than a quarter century of expertise in the development and production of unmanned full-scale and sub-scale aerial targets, Tracor products play an important role in weapon systems testing. As the leading supplier of full-scale target drones, Tracor was awarded the third production lot in 1997 to produce the next 24 QF-4 drones. Converted from F-4 aircraft, these aerial targets are used by the U.S. Armed Forces for technology development and weapons system testing and evaluation. Also a major producer of sub-scale drones, Tracor completed flight testing and began production of the MQM-107E. This aerial target will be used by the Army, Air Force, and foreign customers, including the Royal Australian Navy.

One of the year's most notable awards was a contract from the Army for the next-generation camouflage system, which brought to fruition Tracor's decade of research and development in concealment technology. Tracor is the sole U.S. provider of this advanced system, which not only conceals personnel and vehicles from visual detection, but also from infrared sensors and radars. Following acceptance of the initial test units, full production of the woodlands Ultralightweight Camouflage Net System will begin in 1998. The company is also developing desert, arctic, and urban versions of these systems.

The prevalence and danger of landmines, both from newly laid mines and those left undisturbed from previous conflicts, have become important concerns for today's soldiers and civilians. The company is currently developing a minefield breaching system, which features a Tracor-designed, rocket-deployed net with specially designed munitions. These munitions penetrate the ground to detonate buried mines, clearing the way for rapid, safe passage for vehicles and personnel. Complementary to this work are the mine detection programs underway in the Tracor Information Systems segment, which include hand-held and vehicle-mounted mine detection systems.

Tracor also won a contract from the Air Force to produce the Tower Restoral Vehicle, which provides mobile air traffic control tower services at temporary bases, alternative landing areas, or air bases where permanent facilities have been disabled. This rapidly deployed system allows air traffic control operators to assist three aircraft simultaneously.

Tracor is applying its aircraft modification expertise to the development of C-38A special mission aircraft for the U.S. Air Force and Air National Guard. Slated for delivery in 1998, these aircraft will provide travelers with secure communications to major command centers from anywhere in the world.
The company also has more than a decade of experience in the design, development, and Federal Aviation Administration certification of hush kits, which reduce aircraft noise during takeoff and landing. Tracor's newest hush kits enable the Learjet 20 series aircraft to operate within stringent Level III noise requirements, providing access to a wider range of U.S. and international airports.

Responding to the growing worldwide interest in information relating to the 21st century digital battlefield, Tracor is developing sensor products which draw upon the company's dispenser system technology. The sensors are designed to be deployed from existing dispenser systems aboard aircraft or from ground systems and report data back to a central collection and analysis location. From different altitudes, the sensors can measure meteorological conditions, detect the presence of people or vehicles, and discern the type and concentration of any chemical agents in the air.

[TWO PHOTOS APPEAR HERE]

1. Expanding to the international arena, Tracor is producing sub-scale aerial targets used for weapons testing, evaluation, and training for the Royal Australian Navy.
2. Offering new solutions for mine neutralization, Tracor's expertise in mine countermeasures provides safe passage for the U.S. military in combat and hazardous environments.

Tracor Systems Technologies

Tracor continues a long tradition of playing a key role in almost all U.S. Navy high-priority ship and submarine programs and has expanded its engineering expertise to important U.S. Army, Naval air, Federal Aviation Administration, and NASA programs.

[THREE PHOTOS APPEAR HERE]

1. For more than 25 years, Tracor has performed systems engineering and integration for combat and communication systems on board AEGIS cruisers and destroyers, the Navy's most advanced surface combatants.
2. Tracor develops highly specialized state-of-the-art communication systems for installation on aircraft, boats, and vehicles for special operations forces.
3. Tracor has more than a half century of systems engineering and integration experience with ballistic missile systems aboard Navy submarines.

As one of the U.S. Navy's largest engineering support contractors, Tracor Systems Technologies is continuing its legacy of providing systems and software engineering and integration for high-priority programs.

Coupling its technical expertise with proven management disciplines, the company supplies its customers with key engineering capabilities critical to the design, operation, testing, maintenance, and upgrading of major U.S. systems. Tracor focuses this life-cycle support work on communication systems; undersea, anti-air, and strike warfare combat systems; air traffic control and identification systems; strategic weapon systems; transportation systems; and space systems. Other key company competencies lie in the areas of ship system design and engineering, test range operations, and special operations.

As disarmament agreements reduce the number of ground-based intercontinental ballistic missiles, Tracor continues to play a key role in the Navy's submarine fleet ballistic missile/strategic weapon systems programs. The United States and United Kingdom depend on submarine ballistic missile systems to serve as their strategic deterrent, and Tracor has helped maintain a high state of operational readiness since the mid-1950s by providing systems integration for the POLARIS, POSEIDON, and TRIDENT missile systems.

Since World War II, Tracor has performed systems engineering for every guided missile system installed on Navy ships. For more than 25 years, Tracor has supported the AEGIS weapon and combat system, an automated, highly sophisticated air defense warfare system being installed on all new Navy cruisers and destroyers.

In 1997, the company was awarded a contract to continue providing program management, ship integration, test and evaluation, and configuration management support to the AEGIS program office. In addition, Tracor won a contract to provide radio communication systems and associated engineering for the AEGIS guided missile destroyers. Since 1975, Tracor has delivered advanced communication systems for 52 cruisers and destroyers, and current contracts will continue these efforts through the year 2002. Tracor expanded its command, control, communication, computers, and intelligence (C4I) integration support to include turnkey program management and engineering for the Navy's new landing amphibious transport dock ship. The company is also providing ship design and integration engineering for the radio communication system to be installed on the Navy's newest aircraft carrier. The company won an additional contract to provide lifetime support and in-service engineering of communication systems, as well as C4I systems, aboard AEGIS and other combatants.

Tracor also provides the U.S. Army with comprehensive systems and software engineering, systems integration, and C4I support under contracts with both the Communication and Electronics Command and the Aviation and Missile Command.

In 1997, Tracor won a contract to provide quality engineering services in support of various technical programs for the Navy, including those for launchers and missiles, surface fire support, and theater air defense.
 The company continues to contribute to major Navy initiatives by providing testing support for the STANDARD Missile II, which is designed to protect U.S. forces afloat and ashore by intercepting enemy ballistic missiles in the upper atmosphere.

Continuing its work for the Navy's undersea vehicle programs for more than 20 years, Tracor was awarded a contract for engineering and technical services required to operate and maintain the Torpedo Test Facility Complex in Rhode Island. Here, the company provides design, development, test article buildup, and subsystem/ system testing, as well as performance testing for thermal and electric engines used in undersea weapons and special-purpose vehicles.

Since 1977, Tracor has provided engineering for the AN/SQQ-89 surface ship anti-submarine warfare (ASW) combat system project which today equips Navy ships with the most sophisticated ASW capability in the world. The company's role involves performing systems engineering and integration for hull-mounted active/passive sonar systems, helicopter-borne sonobuoys, towed array sensor systems, and underwater fire control systems.

Tracor provides essential program management, acquisition, and integration engineering for the submarine combat weapon system community. Building on this capability in 1997, Tracor won a subcontract to provide submarine shock hardening, engineering, and logistics support for the Navy's new attack submarine program. Designed to ensure continued battle space dominance into the 21st century, the submarine will meet the new challenge of littoral, or near-shore, warfare.

Tracor's extensive capabilities in hardware, software, and systems engineering were instrumental in winning work for two nondefense government customers: the Federal Aviation Administration (FAA) and NASA. Tracor supplies systems engineering support to the FAA radar surveillance directorate for the acquisition of major air traffic control radar systems. In addition, Tracor is the prime contractor supporting the NASA headquarters Office of Safety and Mission Assurance in its responsibilities, which include space program safety, mission assurance, risk management, and risk assessment.

Tracor continues its legacy of meeting the communication and electronics systems requirements of the U.S. Department of Defense, special operations forces, and other government agencies for a host of mobile communication systems including those installed in special-purpose vehicles, boats, planes, and suitcases.

The company expanded its role in these areas with the win of a Navy contract for advanced communication-electronics systems. The government also exercised options on several contracts for the production of highly specialized mobile communication and intelligence processing systems.

For 40 years, Tracor has provided test range operations support to various
U.S. military installations. In 1997, the company was awarded its largest total contract to provide operations and maintenance of test range and technical facilities at Eglin Air Force Base in Florida, supporting the test and evaluation of defense weapons systems, air armament, and munitions.

The company has a long history of performing operations and maintenance on high-technology equipment and has supplied logistics and engineering support for 146 radar systems located on 27 test ranges worldwide. Tracor offers a full line of test range instrumentation systems, including radar and optical tracking systems in fixed or mobile configurations. For more than 20 years, Tracor has provided these products to domestic and foreign customers, and more than 70 company-developed precision tracking radars have been installed around the world.

[TWO PHOTOS APPEAR HERE]

1. Under the company's single largest total contract, Tracor will continue providing operations and maintenance of Air Force test ranges and technical facilities at Eglin Air Force Base.
2. Tracor supplies engineering services to the Federal Aviation Administration for radars used to operate air traffic control systems.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Business Environment

Approximately 74% of the products, systems, and services of Tracor, Inc. and its subsidiaries (Tracor or the Company) are sold to the U.S. Department of Defense
(DOD) through direct contracts or through subcontracts with other U.S. government contractors. In addition, the majority of foreign sales were in defense electronics markets.

While the U.S. defense budget has decreased substantially over the past decade, it is no longer declining and remains at more than $250 billion per year. Most industry analysts indicate U.S. defense procurement account spending will rise slowly as the year 2000 approaches. The total budget remains stable and reasonably predictable.

A number of studies have indicated the need to transform the U.S. military into a substantially different armed force than exists today. While the debate will continue regarding the specific requirements for the future, there seems to be general agreement that the future force will place greater emphasis on information warfare driven by rapid advances in information and information-related technologies. This includes automation and protected systems architectures capable of rapidly disseminating information and integrating the actions of widely dispersed and dissimilar units. Further, there is a need for greater mobility, precision, speed, stealth, and strike distances with more efficient logistics support. This transformation must be achieved while effectively supporting near-term U.S. efforts.

Management believes Tracor is well positioned with core competencies in leading-edge technologies and an extensive understanding of military operations to be a major participant in supporting both near-term efforts and the future transformation of our military forces.

The contraction of the defense budget and the resulting excess capacity and increase in competition for contracts among defense companies have resulted in a major consolidation in the industry. Through internal growth and several acquisitions, the Company has substantially increased its revenue base. It has also reduced combined overhead costs through staff reductions, facilities consolidations, process improvements, and the elimination of certain other duplicative costs. These efficiencies and increased revenue base, along with the Company's realignment of its businesses into three major segments, have enhanced Tracor's cost competitiveness in bidding on new contracts and recompetes of existing contracts.

While management believes the consolidation within the defense industry will continue, the pursuit of acquisitions has become more challenging as seller price expectations remain high following the premium prices paid by others in earlier acquisitions.

The future defense budget and the industry consolidation cannot be predicted with certainty; however, management believes Tracor is well positioned to continue to leverage its strengths and successes in its products, systems, and services.

Results of Operations

The Company's results of operations have been impacted by several business acquisitions in 1997, 1996, and 1995. Each acquired business's results of operations are included only from its respective date of acquisition. (See Note B to the Consolidated Financial Statements for a discussion of the acquisitions.)

     Year Ended December 31, 1997, Versus Year Ended December 31, 1996

                                         1997          1996
     --------------------------------------------------------
                                           (in thousands)
     Net sales:
           Information Systems      $  469,653     $  351,785
           Aerospace                   328,067        259,955
           Systems Technologies        467,966        470,765
     --------------------------------------------------------
     Consolidated net sales         $1,265,686     $1,082,505
     ========================================================
     Earnings before interest,
       income taxes, and
       extraordinary item:
           Information Systems        $ 42,932        $32,538
           Aerospace                    30,600         35,197
           Systems Technologies         28,374         24,447
     --------------------------------------------------------
                                       101,906         92,182
     Other                                --              408
     --------------------------------------------------------
     Consolidated earnings before
       interest, income taxes, and
       extraordinary item             $101,906        $92,590
     ========================================================

Sales for 1997 increased 17% over 1996 sales. Internal growth represented 7% of the increase, and 10% of the sales growth was attributable to acquired businesses. Sales for 1997 grew in both the Information Systems segment (33%) and the Aerospace segment (26%), while the Systems Technologies segment was down slightly. Earnings before interest, income taxes, and extraordinary item increased 14% over the prior year, excluding the effect of a $3.6 million nonrecurring gain recognized by the Aerospace segment in 1996 attributable to a negotiated increase to the price of a U.S. government contract for work performed prior to 1996.

Information Systems segment sales increased 25% reflecting the results of acquired businesses, while internal growth contributed an 8% increase. Internal growth was experienced primarily in test and space systems programs, including automatic test equipment for Japan's F-2 aircraft and in enterprise information systems programs for customers in the intelligence community. Segment earnings increased due to these sales increases and improved profit margins on test and space systems programs and mission management products.

Aerospace segment sales increased 19% from internal growth and 7% due to acquired businesses. Internal growth reflected increased sales in electronic warfare programs for heads-up displays and countermeasures, and flight systems programs for sub-scale aerial targets produced for the Australian government, C-38A aircraft for the U.S. government, and assembly of airframe structures for Boeing 717-200 aircraft. Segment earnings, excluding the nonrecurring gain in 1996, decreased approximately 3% in 1997 and decreased as a percentage of sales. These reductions were due primarily to lower profit margins on certain electronic warfare production contracts and increased costs on certain flight systems development contracts. Delays in the award of several key production contracts also had an adverse effect on profit margins. Contract awards delayed until late in 1997 included: a $60 million contract, including options, for the Band 9/10 radar jamming transmitters for the U.S. Navy's EA-6B aircraft; a $12.4 million production order for AN/ALE-47 countermeasures dispenser systems; and, a $13.3 million production order for QF-4 aerial targets. In addition, production of MQM-107E sub-scale aerial targets for the U.S. government was delayed due to program modifications and is expected to begin in the second quarter of 1998.

Systems Technologies segment sales decreased slightly in 1997, while the long-term trend has shown modest growth. Increases in command, control, and communications engineering contract revenues were offset by lower revenues from shipboard combat systems integration contracts and range systems and support contracts. Segment earnings increased due to the timing of award fees and profits on certain completed contracts.

Selling, general, and administrative (SG&A) expenses were 10.4% of sales in 1997, down from 11.4% of sales in 1996. Operating expenses, the major component of SG&A expenses, decreased from 10.3% of sales in 1996 to 9.3% of sales in 1997, due to the increased revenue base, operating efficiencies resulting from the integration of acquired businesses, and cost savings realized through the realignment of Tracor's businesses into three operating segments.

Interest expense decreased from $30.2 million in 1996 to $25.9 million in 1997 primarily as the result of the debt refinancing completed in the first quarter of 1997. (See Financial Condition and Liquidity for a discussion of the debt refinancing.) Available cash balances were also used to reduce revolving debt shortly after the refinancing was completed which resulted in lower investment interest income for the balance of 1997 compared to the prior year.
 Income taxes were incurred at statutory federal, state, and foreign rates.
The effective tax rate decreased from 44.6% in 1996 to 42.1% in 1997. This decrease was composed of a reduction of approximately 3.5% primarily as a result of favorable settlements with taxing authorities and tax savings realized upon export sales, and an increase of approximately 1% due to additional nondeductible amortization expense of goodwill related to acquisitions completed in 1996. At December 31, 1997, Tracor had a net deferred income tax asset of $13.8 million. Based on the Company's taxable income in prior carryback years and its forecast of future income, management believes, it is more likely than not, all net deferred income tax assets will be realized. The realization of deferred tax assets will be evaluated periodically.

The debt refinancing completed by the Company in 1997, resulted in an extraordinary loss of $10.1 million, net of an income tax benefit of $7.1 million, consisting of a $7.6 million premium to retire the existing notes and a $9.6 million write-off of unamortized debt issuance costs. Before the extraordinary loss in 1997 and a nonrecurring gain of $.08 in 1996, diluted income per share of $1.65 in 1997 was up 19% over 1996. Diluted net income per share in 1996 included $.08 attributable to a $2.1 million nonrecurring gain resulting from a negotiated increase of $3.6 million to the price of a U.S. government contract for work performed prior to 1996. The weighted average common shares and dilutive securities increased from 25 million in 1996 to 26.9 million in 1997, due primarily to the issuance of shares in a public offering completed in July 1996.

     Year Ended December 31, 1997, Versus Year Ended December 31, 1996

                                         1997          1996
     --------------------------------------------------------
                                           (in thousands)
     Net sales:
           Information Systems      $  351,785       $274,461
           Aerospace                   259,955        153,180
           Systems Technologies        470,765        459,279
     --------------------------------------------------------
     Consolidated net sales         $1,082,505       $886,920
     ========================================================
     Earnings before interest and
       income taxes:
           Information Systems         $32,538        $22,752
           Aerospace                    35,197         18,691
           Systems Technologies         24,447         26,747
     --------------------------------------------------------
                                        92,182         68,190
     Other                                 408           --
     --------------------------------------------------------
     Consolidated earnings before
       interest and income taxes       $92,590        $68,190
     ========================================================

Tracor experienced a 22% growth in sales compared to the prior year, with acquired companies contributing 14% and internal growth contributing 8% of the increase. The most substantial sales growth was in the Aerospace segment (70%), followed by the Information Systems segment (28%), and the Systems Technologies segment (2%). Earnings before interest and income taxes increased 31% over the prior year, excluding the effect of a $3.6 million nonrecurring gain recognized by the Aerospace segment in 1996 attributable to a negotiated increase to the price of a U.S. government contract for work performed prior to 1996. Earnings on internal sales growth contributed 19% of the 1996 earnings growth while acquired businesses accounted for 12% of the growth.

The Information Systems segment had internal sales growth of 15% over the prior year. Increased sales occurred in each of the segment's major products and services. Acquired businesses represented 13% of the segment's sales growth. The internal growth in sales and improved profit margins on deliveries of mission management and imagery products resulted in substantial earnings growth for the segment.

Aerospace segment sales increased 56% in 1996 due to the acquisition of AEL Industries, Inc. (AEL) in February 1996. Internal sales growth of 14% was realized in both electronic warfare and flight systems product areas. These increased sales also resulted in increased earnings, exclusive of the effects of the acquisition.

Systems Technologies segment sales increased in 1996 in each of its products and services; however, a change in the contract mix from 1995 to 1996 resulted in decreased earnings.

SG&A expenses decreased as a percentage of sales from 11.8% in 1995 to 11.4% in 1996. Operating expenses, the major component of SG&A expenses, decreased from 10.8% of sales in 1995 to 10.3% of sales in 1996 due to the increased revenue base and reduced combined overhead costs.

Interest expense increased $7.7 million due primarily to an additional $108 million of senior term debt borrowed in conjunction with the AEL acquisition and increased amortization expense of related loan costs. The increase in investment interest income of $700,000 occurred due to higher cash balances during 1996 compared to the prior year.

Income taxes were incurred at statutory federal, state, and foreign rates.
The effective tax rate increased to 44.6% in 1996 compared to 42.7% in 1995, due to additional nondeductible amortization expense of goodwill. The net deferred income tax asset at December 31, 1996, was $17.5 million, due primarily to acquisitions. Based on the Company's taxable income in prior carryback years and its forecast of future income, management believes, it is more likely than not, all net deferred income tax assets will be realized. The realization of deferred tax assets will be evaluated periodically.

Diluted net income per share was $1.47 in 1996, up 14% from $1.29 in 1995. A portion of the increase, $.08, is attributable to a $2.1 million gain, resulting from a negotiated increase of $3.6 million in the price of a U.S. government contract for work performed prior to 1996. The increase in weighted average common shares and dilutive securities from 21.5 million in 1995 to 25 million in 1996 resulted from the issuance of shares in a public offering completed in July 1996.

Financial Condition and Liquidity

Working capital was $163.4 million at December 31, 1997, up from $140.4 million at December 31, 1996, and the ratio of current assets to current liabilities was 2.1 compared to 1.8. Working capital and the current ratio increased primarily due to a decrease in accounts payable and accrued liabilities and a reduction in the current portion of long-term debt as the result of the debt refinancing in March 1997. Cash generated from operations increased only slightly over the prior year due in large part to an increase in accounts receivable which include unbilled contract costs and fees. This increase was due to the timing of billings and collections related to several production contracts.

Investing activities of $15.7 million for the year included the business acquisitions of the Visual Information Technology division of Connectware, Inc. and the Military Products Group of Calspan SRL Corporation, and investments in two joint ventures. Normal capital expenditures totaling $22.2 million were incurred during the year. The Company's operations typically do not require large capital expenditures, and there were no substantial capital commitments at December 31, 1997.

On March 14, 1997, Tracor completed the sale of $250 million of 8 1/2% Senior Subordinated Notes (Notes) and entered into a new $200 million bank credit facility (New Bank Credit Facility). The sale of the Notes resulted in proceeds of $249 million, and $42 million was borrowed under the New Bank Credit Facility at the time of the refinancing. These proceeds were used to retire the Company's existing 10 7/8% Senior Subordinated Notes (Old Notes) plus accrued interest ($117.2 million), retire the existing bank credit facility plus accrued interest ($160.3 million), pay a premium to retire the Old Notes ($7.6 million), and pay debt issuance costs ($6.8 million). The Company repaid the $42 million borrowed under the New Bank Credit Facility prior to the end of the first quarter. There were no revolving borrowings outstanding at December 31, 1997.
 At December 31, 1997, Tracor had outstanding letters of credit totaling $38.4 million. Existing letters of credit secure performance commitments on certain contracts with foreign customers and serve as collateral on certain insurance policies.

The Company had firm backlog of $1.3 billion, which included funded and unfunded contractual commitments at December 31, 1997. Approximately 84% of firm backlog represents contracts with agencies of the U.S. government or its prime contractors, and about 86% is expected to be realized as sales within one year. In addition, Tracor's backlog of unexercised contract options, primarily on U.S. government contracts, was $1.9 billion at year end.

Management believes cash from operations and amounts available under the $200 million New Bank Credit Facility will provide the necessary resources to allow the Company to meet its obligations, fund capital equipment requirements, and pursue its business strategy. In addition, the long-term debt refinancing completed during the year has provided Tracor with the financial flexibility to pursue further acquisitions in the ongoing U.S. defense industry consolidation.

Year 2000

Over the past several years, Tracor management has assessed its current major computer-based information systems, including hardware and software, in each of its major operations. Tracor's current systems and vendor products were matched against the Company's information systems requirements. Such requirements included whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Tracor made product selections and is in various stages of implementation with all critical systems scheduled to be in place by December 31, 1998. Tracor's selections are designed not only to solve the Year 2000 issue, but also to improve operations with new or upgraded applications. Management believes these upgrades to existing software and conversions to new software will preclude Year 2000-related problems for its computer systems. The cost of the upgrades and conversions have not had and are not expected to have a material effect upon the results of operations or the financial condition of the Company. However, if such upgrades and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on operations.

The Company is in discussions with its vendors in order to determine the extent to which Tracor's interface systems are vulnerable to those vendors' failure to remediate their own Year 2000 issues. Although Tracor has received confirmations of each vendor's plans to address Year 2000 issues, there is no guarantee the vendor's systems with which the Company's systems interface will be converted timely and will not have an adverse effect on the Company's systems. However, Tracor is tracking this issue closely in order to be able to respond to any potential problems in this area at the earliest possible time.

Management has determined Tracor should have no material exposure to contingencies related to the Year 2000 issue for the products and services it has sold.



Selected Financial Data

Years Ended December 31 (in thousands, except per share amounts)

                                 1997          1996(1)         1995         1994(1)       1993(1)
-------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                    $1,265,686      $1,082,505      $886,920      $694,037      $407,495
Cost of sales                 1,031,627         866,234       713,802       568,020       333,852
Selling, administrative,
  and general expenses          132,153         123,681       104,928        78,201        49,889
-------------------------------------------------------------------------------------------------
Earnings before interest,
  income taxes,
  and extraordinary item        101,906          92,590        68,190        47,816        23,754
Interest expense, net            25,237          26,470        19,496        16,771         8,277
-------------------------------------------------------------------------------------------------
Income before income taxes
  and extraordinary item         76,669          66,120        48,694        31,045        15,477
Income taxes                     32,278          29,506        20,831        12,498         6,200
-------------------------------------------------------------------------------------------------
Income before extraordinary
  item                           44,391          36,614        27,863        18,547         9,277
Extraordinary loss from early
  extinguishment of debt,
  net of income tax benefit
  of $7,057                      10,146             --            --            --            --
-------------------------------------------------------------------------------------------------
Net income                   $   34,245      $   36,614      $ 27,863      $ 18,547      $  9,277
=================================================================================================
Share Data:
Earnings per common share
  - basic (2):
      Income before
        extraordinary item        $1.78           $1.86         $2.11         $1.79          $.92
      Extraordinary loss           (.41)            --            --            --            --
-------------------------------------------------------------------------------------------------
      Net income per common
        share - basic             $1.37           $1.86         $2.11         $1.79          $.92
=================================================================================================
Earnings per common share -
  assuming dilution (2):
      Income before
        extraordinary item        $1.65           $1.47         $1.29         $1.15          $.72
      Extraordinary loss           (.38)            --            --            --            --
-------------------------------------------------------------------------------------------------
      Net income per common
        share - assuming
        dilution                  $1.27           $1.47         $1.29         $1.15          $.72
=================================================================================================
Weighted average common
  shares adjusted for
  potential dilution (2)         26,890          24,969        21,537        16,086        12,932


Operating and Other Data:
Capital expenditures         $   22,160      $   19,623      $ 13,676      $ 11,007      $  8,435
Depreciation and amortization    32,857          30,361        22,854        14,746         9,614
Firm backlog                  1,272,091       1,030,472       923,978       806,228       590,366

Balance Sheet Data
(at end of period):
Working capital                $163,352        $140,430      $129,129       $95,392       $87,140
Total assets                    717,609         744,954       467,456       444,086       305,733
Long-term debt                  280,967(3)      316,884(3)    191,175       205,738       144,302
Shareholders' equity            259,215         222,917       136,965        90,592        63,167

(1) Reflects the acquisitions of Cordant Holdings, Inc. on September 26, 1996; AEL Industries, Inc. on February 22, 1996; GDE Holdings, Inc. on November 17, 1994; and Vitro Corporation on August 25, 1993.
(2) Amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. See notes to the Consolidated Financial Statements.
(3) Includes $26.3 million in 1997 and $31.5 million in 1996 of fully cash collateralized promissory notes payable issued in conjunction with the acquisition of Cordant.


Report of Independent Auditors

Shareholders and Board of Directors, Tracor, Inc.

We have audited the consolidated balance sheets of Tracor, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Tracor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tracor, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas
January 30, 1998



Consolidated Income Statements

Years Ended December 31, 1997, 1996, and 1995 (in thousands, except per share amounts)

                                              1997           1996         1995
--------------------------------------------------------------------------------
Net sales                                 $1,265,686     $1,082,505     $886,920
Cost of sales                              1,031,627        866,234      713,802
--------------------------------------------------------------------------------
  Gross profit                               234,059        216,271      173,118
Selling, administrative, and
  general expenses                           132,153        123,681      104,928
--------------------------------------------------------------------------------
Earnings before interest, income
    taxes, and extraordinary item            101,906         92,590       68,190
Interest expense                              25,862         30,156       22,440
Interest income                                  625          3,686        2,944
--------------------------------------------------------------------------------
  Income before income taxes and
    extraordinary item                        76,669         66,120       48,694
Income taxes                                  32,278         29,506       20,831
--------------------------------------------------------------------------------
  Income before extraordinary item            44,391         36,614       27,863
Extraordinary loss from early
  extinguishment of debt, net of
  income tax benefit of $7,057                10,146            --           --
--------------------------------------------------------------------------------
Net income                                $   34,245     $   36,614     $ 27,863
================================================================================
Earnings per common share - basic:
  Income before extraordinary item             $1.78          $1.86        $2.11
  Extraordinary loss                            (.41)           --           --
--------------------------------------------------------------------------------
  Net income per common share - basic          $1.37          $1.86        $2.11
================================================================================
Earnings per common share - assuming
  dilution:
  Income before extraordinary item             $1.65          $1.47        $1.29
  Extraordinary loss                            (.38)           --           --
--------------------------------------------------------------------------------
  Net income per common share -
    assuming dilution                          $1.27          $1.47        $1.29
================================================================================

See notes to consolidated financial statements.




Consolidated Balance Sheets

December 31, 1997 and 1996 (in thousands, except share amounts)

                                                               1997       1996
--------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                $     168    $ 36,758
  Accounts receivable                                        267,352     222,899
  Inventories                                                 15,227      12,456
  Prepaid expenses and other                                  15,111      17,542
  Deferred income taxes                                       15,594      26,829
  Net assets held for sale                                     3,530       3,530
--------------------------------------------------------------------------------
    Total current assets                                     316,982     320,014

Property, plant, and equipment                               176,691     165,305
  Less allowances for depreciation and amortization           56,001      47,842
--------------------------------------------------------------------------------
    Net property, plant, and equipment                       120,690     117,463

Goodwill, net of accumulated amortization of
  $20,801 in 1997 and $11,590 in 1996                        227,815     236,047
Other intangibles, net of accumulated amortization of
  $18,351 in 1997 and $13,517 in 1996                          8,180      12,947
Restricted cash                                               22,950      30,094
Prepaid pension costs                                          7,237      14,980
Deferred charges and other assets                             13,755      13,409
--------------------------------------------------------------------------------
Total assets                                                $717,609    $744,954
================================================================================
Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                          $ 39,073    $ 47,696
  Accrued liabilities                                        103,933     107,176
  Current portion of long-term debt                           10,624      24,712
--------------------------------------------------------------------------------
    Total current liabilities                                153,630     179,584

Long-term debt, less current portion                         270,343     292,172

Deferred revenue                                               7,882      15,625
Other long-term liabilities                                   26,539      34,656

Shareholders' equity:
  Preferred stock, par value $.01 per share:
    1,000,000 shares authorized;
    no shares issued or outstanding                              --          --
  Common stock, par value $.01 per share:
    53,000,000 shares authorized;
    shares issued and outstanding:
    25,148,949 net of 18,169 shares in treasury in 1997
    and 24,754,303 net of 3,411 shares in treasury in 1996       251         247
  Additional capital paid in                                 127,888     125,839
  Retained earnings                                          131,076      96,831
--------------------------------------------------------------------------------
    Total shareholders' equity                               259,215     222,917
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $717,609    $744,954
================================================================================

See notes to consolidated financial statements.




Consolidated Statements of Shareholders' Equity

Years Ended December 31, 1997, 1996, and 1995 (in thousands, except share amounts)

                                          Common Stock        Additional
                                                      Par       Capital     Retained
                                        Shares       Value      Paid In     Earnings       Total
-------------------------------------------------------------------------------------------------
Balance at January 1, 1995             11,657,184     $116     $ 58,122     $ 32,354     $ 90,592
  Issuance of common stock, net of
    issuance costs                      2,216,875       22       17,857                    17,879
  Exercise of stock options and
    Series A Warrants, net of stock
    tendered as payment for options
    exercised                             277,153        4          627                       631
  Net income                                                                  27,863       27,863
-------------------------------------------------------------------------------------------------
Balance at December 31, 1995           14,151,212      142       76,606       60,217      136,965
  Issuance of common stock, net of
    issuance costs                      3,000,000       30       48,014                    48,044
  Exercise of stock options and
    Series A Warrants, net of stock
    tendered as payment for options
    exercised                             308,114        2          798                       800
  Income tax effect related to stock
    options and grants                                              292                       292
  Issuance of common stock for
    Westmark acquisition                7,288,977       73           24                        97
  Issuance of common stock pursuant
    to board of directors stock plan        6,000                   105                       105
  Net income                                                                  36,614       36,614
-------------------------------------------------------------------------------------------------
Balance at December 31, 1996           24,754,303      247      125,839       96,831      222,917
  Exercise of stock options and
    Series A Warrants, net of stock
    tendered as payment for options
    exercised                             388,646        4        1,824                     1,828
  Income tax effect related to stock
    options and grants                                               59                        59
  Issuance of common stock pursuant to
    board of directors stock plan           6,000                   166                       166
  Net income                                                                  34,245       34,245
-------------------------------------------------------------------------------------------------
Balance at December 31, 1997           25,148,949     $251     $127,888     $131,076     $259,215
=================================================================================================

See notes to consolidated financial statements.




Consolidated Statements of Cash Flows

Years Ended December 31, 1997, 1996, and 1995 (in thousands)

                                                                1997          1996         1995
-------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                $  34,245     $  36,614     $ 27,863
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Extraordinary loss from early extinguishment
        of debt, net of income tax benefit                     10,146         --           --
      Depreciation of property, plant, and equipment           18,812        18,319       13,524
      Amortization of goodwill                                  9,211         6,371        3,666
      Amortization of other intangibles                         4,834         5,671        5,664
      Decrease in prepaid pension costs                         7,743         8,127       11,686
      Decrease in debt issuance costs                           1,343         3,237        2,054
      Provision for deferred income taxes                       4,648         7,778        2,796
      Decrease in deferred revenue                             (7,743)       (8,127)     (11,686)
      Changes in operating assets and liabilities:
        Increase in accounts receivable                       (41,193)      (17,346)      (4,085)
        (Increase) decrease in inventories and prepaids         4,326        (3,390)       3,220
        Increase (decrease) in accounts payable                (8,623)        1,650        6,869
        Increase (decrease) in advance payments                  (956)        6,195       (2,368)
        Increase (decrease) in accrued expenses                   625       (21,770)      (4,696)
        Other                                                   7,144        (1,494)        (545)
-------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                44,562        41,835       53,962

Investing activities:
  Purchases of property, plant, and equipment                 (22,160)      (19,623)     (13,676)
  Proceeds from sale of property, plant, and equipment            128        14,610        2,382
  Acquisition of businesses, net of cash acquired,
    and investments in joint ventures                         (15,745)     (176,948)     (15,120)
-------------------------------------------------------------------------------------------------
      Net cash used in investing activities                   (37,777)     (181,961)     (26,414)

Financing activities:
  Payments of long-term debt                                 (414,522)     (105,602)     (10,732)
  Proceeds from stock offering, net of stock issuance costs      --          48,044       17,879
  Proceeds from issuance of long-term debt                    383,805       180,000         --
  Payment of debt issuance costs                               (6,840)       (5,836)        --
  Payment of premium to retire long-term debt                  (7,646)         --           --
  Exercise of stock options and warrants                        1,828           800          631
-------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities     (43,375)      117,406        7,778
-------------------------------------------------------------------------------------------------
      Increase (decrease) in cash and cash equivalents        (36,590)      (22,720)      35,326

Cash and cash equivalents at beginning of period               36,758        59,478       24,152
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                   $    168      $ 36,758     $ 59,478
=================================================================================================

See notes to consolidated financial statements.


Notes to Consolidated Financial Statements   December 31, 1997

Note A - Business Segments

Tracor, Inc. and its subsidiaries (individually and collectively referred to as Tracor or the Company) provide various products, systems, and services to their customers in the U.S. Department of Defense (DOD), as well as in nondefense U.S. government agencies, other governments, and the commercial marketplace. The Company is organized and reports the results of its operations in three business segments (Information Systems, Aerospace, and Systems Technologies) based on the products, systems, and services provided to the marketplace and customers served by each segment. The Company evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes, and extraordinary item. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. (See Note C.) Intersegment sales are recorded at cost plus applicable profit and are eliminated upon consolidation.

Effective December 31, 1997, Tracor adopted the Financial Accounting
Standards Board (FASB) Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131). FAS 131 established standards for the way public business enterprises report information about operating segments in annual financial statements. FAS 131 also established standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect the Company's results of operations or financial position. Financial information for Tracor's business segments is as follows (in thousands):


                                                1997        1996          1995
--------------------------------------------------------------------------------
Sales:
  Information Systems                       $  472,853   $  352,107     $274,670
  Aerospace                                    330,573      260,134      153,329
  Systems Technologies                         472,684      477,145      464,870
--------------------------------------------------------------------------------
                                             1,276,110    1,089,386      892,869

Intersegment sales:
  Information Systems                            3,200          322          209
  Aerospace                                      2,506          179          149
  Systems Technologies                           4,718        6,380        5,591
--------------------------------------------------------------------------------
                                                10,424        6,881        5,949

Net sales:
  Information Systems                          469,653      351,785      274,461
  Aerospace                                    328,067      259,955      153,180
  Systems Technologies                         467,966      470,765      459,279
--------------------------------------------------------------------------------
Consolidated net sales                      $1,265,686   $1,082,505     $886,920
================================================================================

Earnings before interest, income taxes,
  and extraordinary item:
    Information Systems                       $ 42,932      $32,538      $22,752
    Aerospace                                   30,600       35,197       18,691
    Systems Technologies                        28,374       24,447       26,747
--------------------------------------------------------------------------------
                                               101,906       92,182       68,190
Other                                             --            408         --
--------------------------------------------------------------------------------
Consolidated earnings before interest,
  income taxes, and extraordinary
  item                                         101,906       92,590       68,190
Interest expense, net of interest income        25,237       26,470       19,496
--------------------------------------------------------------------------------
Consolidated income before income taxes
  and extraordinary item                      $ 76,669      $66,120      $48,694
================================================================================

Depreciation and amortization expense:
  Information Systems                          $13,540      $10,369      $ 9,374
  Aerospace                                     11,679       10,976        5,006
  Systems Technologies                           7,545        8,918        8,379
--------------------------------------------------------------------------------
                                                32,764       30,263       22,759
Other                                               93           98           95
--------------------------------------------------------------------------------
Consolidated depreciation and amortization
  expense                                      $32,857      $30,361      $22,854
================================================================================
Capital expenditures:
  Information Systems                          $ 4,446      $ 2,435      $ 1,242
  Aerospace                                     14,259       12,133        7,288
  Systems Technologies                           3,202        4,991        5,039
--------------------------------------------------------------------------------
                                                21,907       19,559       13,569
Other                                              253           64          107
--------------------------------------------------------------------------------
Consolidated capital expenditures              $22,160      $19,623      $13,676
================================================================================




Assets attributable to each operating segment are as follows (in thousands):

                                         1997         1996
------------------------------------------------------------
Assets:
  Information Systems                  $269,200     $265,919
  Aerospace                             285,491      243,134
  Systems Technologies                  121,319      135,870
------------------------------------------------------------
                                        676,010      644,923

Corporate assets:
  Cash                                    4,552       45,372
  Other current assets                    1,869       11,665
  Property, plant, and equipment            969          814
  Restricted cash (see Note B)           27,950       31,844
  Deferred charges and other assets       6,259       10,336
------------------------------------------------------------
Consolidated assets                    $717,609     $744,954
============================================================




Segment sales derived from various products, systems, and services are as follows (in thousands):

                                              1997           1996          1995
--------------------------------------------------------------------------------
Information Systems:
  Enterprise systems                      $  180,442     $  101,197     $ 49,852
  Mission management                         121,211        109,503       86,609
  Imagery                                     84,900         73,485       57,900
  Test and space systems                      83,100         67,600       80,100
--------------------------------------------------------------------------------
                                             469,653        351,785      274,461

Aerospace:
  Electronic warfare                         226,740        204,536      114,741
  Flight systems                             101,327         55,419       38,439
--------------------------------------------------------------------------------
                                             328,067        259,955      153,180

Systems Technologies:
  Shipboard combat systems integration       250,056        266,376      262,718
  Command, control, and communications
    engineering                              130,598        111,532      109,224
  Range systems and support                   87,312         92,857       87,337
--------------------------------------------------------------------------------
                                             467,966        470,765      459,279
--------------------------------------------------------------------------------
Consolidated net sales                    $1,265,686     $1,082,505     $886,920
================================================================================


Tracor primarily markets and sells its own products, systems, and services. When marketing and selling to foreign customers, Tracor frequently engages the assistance of in-country representatives, distributors, or trading companies. Sales by geographic area, as determined by the location of the customer, are as follows (in thousands):

                                1997          1996          1995
------------------------------------------------------------------
Sales by geographic area:
 United States              $1,135,277     $  977,728     $799,948
 Foreign countries             130,409        104,777       86,972
------------------------------------------------------------------
Consolidated net sales      $1,265,686     $1,082,505     $886,920
==================================================================

Foreign sales were principally to Pacific Rim, European, and Middle Eastern customers and to the Australian government. Company assets located outside the United States and income before income taxes from foreign-based operations were not material for any of the years presented.

Sales to U.S. government agencies totaled $1 billion in 1997, $926 million in 1996, and $773 million in 1995. The U.S. government, through more than 770 contracts with approximately 100 separate government agencies, was the only customer accounting for more than 10% of consolidated net sales. Sales to the DOD were $932 million in 1997, $845 million in 1996, and $717 million in 1995.

Note B - Acquisitions

Cordant Acquisition - On September 26, 1996, Tracor purchased all of the outstanding shares of Cordant Holdings, Inc. (Cordant), an employee-owned information systems company. Cordant, now known as Tracor Enterprise Solutions, Inc., focuses on the design, development, and integration of information systems for a variety of applications, including mail processing, records management, and CAD/GIS (computer-aided design/geographic information systems). The purchase price, $65.7 million, was financed by the use of $34.2 million of cash on hand and the issuance of two promissory notes totaling $31.5 million. One promissory note in the amount of $5 million, subject to adjustments for indemnification claims, is payable March 26, 1998. The other note in the amount of $26.5 million was reduced by payments totaling approximately $5.3 million on April 1, 1997. The remaining balance of this note, $21.2 million, is payable upon the resolution of a former Cordant minority shareholder's lawsuit. Both promissory notes are supported by irrevocable standby letters of credit which are fully collateralized by cash escrow deposits. Approximately $5 million of the restricted cash and promissory notes is classified as current and presented with other current assets and current portion of long-term debt, respectively, in the balance sheet. The remainder of the restricted cash and promissory notes is classified as long-term.

The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price including transaction expenses ($66 million) and the liabilities assumed ($39 million) have been allocated to the assets acquired ($44.9 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($60.1 million) is being amortized over 25 years.

Tracor recorded estimated liabilities of $2.9 million relating to the planned elimination of certain duplicative corporate functions and the consolidation of operating facilities. As of December 31, 1997, approximately $1.8 million of costs has been incurred for employee severance and excess facility costs. The remainder of these costs are expected to be incurred before December 31, 1998.

AEL Acquisition - On February 22, 1996, Tracor purchased all of the outstanding common shares of AEL Industries, Inc. (AEL). AEL, now known as Tracor Aerospace Electronic Systems, Inc., is a leading supplier of electronic defense systems and subsystems. The company designs and manufactures sophisticated countermeasures, simulation, and radar warning receiver systems, and provides state-of-the-art antenna, microwave, and integrated circuit components.

The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price ($103.1 million) and the liabilities assumed ($64 million) have been allocated to the assets acquired ($98.1 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($69 million) is being amortized over 30 years.

In conjunction with the acquisition, Tracor developed and executed a plan to exit certain non-strategic activities and product lines of AEL, dispose of certain AEL properties which are excess to the combined company, and to relocate certain AEL operations to other Tracor facilities. During 1996, Tracor completed the sale of two excess properties and two product lines obtained in the acquisition resulting in net proceeds of approximately $14.4 million. At December 31, 1997, another facility was under contract to be sold with closing expected to occur in the second quarter of 1998.

As of December 31, 1997, the Company had completed the relocation and consolidation of certain operations previously performed at AEL facilities into other Tracor facilities and the elimination of certain corporate functions at AEL's headquarters. Estimated liabilities of approximately $6 million for employee severance, relocation costs, facility closing-related costs, and other miscellaneous liabilities were established at the date of acquisition. Substantially all of these costs were incurred as of December 31, 1997.

Westmark Acquisition - On June 13, 1996, Tracor concluded the acquisition of substantially all the assets of Westmark Systems, Inc. (Westmark), which primarily consisted of Tracor stock and warrants and certain other real estate holdings. Westmark held all of Tracor's Class A stock (978,458 shares), a Series B warrant to purchase 5,249,428 shares of Tracor common stock with an exercise price of $4.42 per share, and a Series C warrant to purchase 5,455,000 shares of Tracor common stock with an exercise price of $7.36 per share. Under the agreement, Tracor exchanged 8,267,435 shares of common stock for the Westmark assets. Westmark liquidated concurrently with the closing by distributing the Tracor shares to its shareholders. The agreement provided for a distribution of the Tracor shares through underwritten secondary offerings of a maximum of one-half of the shares during the first two years after the closing. Accordingly, 3,567,272 shares were sold in a public offering concluded on July 11, 1996. (See Note J.)

Other Acquisitions - During 1997, 1996, and 1995, Tracor completed several business acquisitions, none of which were individually or collectively material to the financial condition or results of operations of the Company. These acquisitions included, in 1997, the Visual Information Technology (VITec) division of Connectware, Inc. and the Military Products Group of Calspan SRL Corporation; in 1996, the AEGIS shipbuilding program support business from Litton Industries, Inc., the Systems Integration Division of Codar Technology, Inc., and Aerial Data Reduction Associates, Inc.; and, in 1995, the chaff manufacturing business of Lundy Technical Center (a division of TransTechnology Corporation), the Convair Twin Engine Program from General Dynamics' Convair Division, and the shape-charged munitions business unit of The Titan Corporation. The aggregate cash purchase price of these acquisitions, including expenses, was approximately $38.3 million. The acquisitions have been accounted for using the purchase method, and, accordingly, the purchase price and liabilities assumed ($9 million) have been allocated to the assets acquired ($18.8 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($28.5 million) is being amortized over 10 to 30 years.

Note C - Summary of Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of Tracor, Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany accounts have been eliminated.

Cash Equivalents - All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.
 Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. In particular, management estimates anticipated contract costs and revenues used in the earnings recognition process, which affect the amounts reported in the Company's financial statements and accompanying notes. Actual results could differ from those estimates.

Long-term Contracts - Long-term contracts are accounted for under the percentage of completion method, wherein revenue is recognized based on cumulative costs incurred and the estimated cost to complete as such relates to total contract price. All costs are expensed as incurred, and losses on contracts are estimated and recognized when it becomes apparent a loss is to be incurred. The revenue impact of pension costs is recognized as the pension costs are recognized for GAAP purposes. This results in the deferral of revenue where allowable pension costs under government accounting regulations exceed pension costs as prescribed by GAAP. The entire amount of deferred revenue in the accompanying consolidated balance sheets results from this accounting methodology.

The progress payment provisions of certain contracts permit Tracor to bill for a percentage of costs incurred. The remainder of costs incurred and profit are included in unbilled costs and fees and are billed at the completion of the contract or upon delivery of the product. (See Note D.)

Inventories - Inventories, consisting primarily of raw materials and purchased components, are stated at the lower of cost (generally first-in, first-out method) or market.

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost, and depreciation is calculated on both the straight-line and accelerated methods over the useful lives of the related assets.

Goodwill, Other Intangibles, and Deferred Charges and Other Assets - Goodwill, the excess cost over the fair value of net assets acquired, is amortized using the straight-line method over 10 to 30 years. Other intangibles are recorded at cost and amortized using the straight-line method over their economic lives. Deferred debt issuance costs, included in deferred charges and other assets, are capitalized and amortized to interest expense using the interest method.

It is Tracor's policy to value goodwill and other intangible assets at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value. If this review indicates goodwill will not be recoverable, the carrying value of the goodwill will be reduced accordingly.

Research and Development Costs - Company-funded research and development costs are expensed as incurred. Such costs were $10.1 million in 1997, $11.1 million in 1996, and $5.4 million in 1995.

Income Taxes - In accordance with FASB Statement No. 109, Accounting for
Income Taxes, deferred income taxes are provided for the temporary differences between the basis of assets and liabilities for financial reporting purposes and for income tax return purposes.

Reclassifications - For comparative purposes, certain reclassifications have been made to amounts previously reported.

Note D - Accounts Receivable

The following table shows the components of accounts receivable (in thousands), which include unbilled costs and fees under both fixed-price and cost-reimbursement type contracts. Billed accounts receivable are shown net of allowances for doubtful accounts.

                                       1997         1996
----------------------------------------------------------
Billed:
  U.S. government, including
    Foreign Military Sales (FMS)     $105,371     $105,288
  Foreign                              21,609       27,909
  Domestic commercial                  24,356       22,236
----------------------------------------------------------
                                      151,336      155,433

Unbilled costs and fees:
  U.S. government, including FMS       73,697       49,892
  Foreign                              17,164        6,345
  Domestic commercial                  25,155       11,229
----------------------------------------------------------
                                      116,016       67,466
----------------------------------------------------------
                                     $267,352     $222,899
==========================================================

Amounts included in unbilled costs and fees comprise contract amounts for which billings have not been presented. The requirements for billing are those commonly found in contracting situations, such as meeting contractual milestones and fulfilling retainage provisions. Substantially all amounts not billed at December 31, 1997, will be billed during 1998. It is also anticipated that substantially all billed accounts receivable and unbilled costs and fees will be collected within one year.

The following table summarizes the changes in the allowance for doubtful accounts for 1995, 1996, and 1997 (in thousands):

Balance at January 1, 1995                 $   868
  Additions charged to costs and expenses      285
  Write-off of uncollectible accounts         (195)
  Reduction in allowance                      (492)
--------------------------------------------------
Balance at December 31, 1995                   466
  Additions charged to costs and expenses      223
  Additions due to acquisitions              1,508
  Write-off of uncollectible accounts         (251)
--------------------------------------------------
Balance at December 31, 1996                 1,946
  Additions charged to costs and expenses      266
  Additions due to acquisitions                 25
  Write-off of uncollectible accounts         (343)
  Reduction in allowance                    (1,406)
--------------------------------------------------
Balance at December 31, 1997               $   488
==================================================

Although it has a concentration of credit risk with the U.S. government, Tracor has not historically experienced substantial collection losses on U.S. government contracts. Also, Tracor's foreign receivables are not concentrated within any one geographic region, nor are they subject to economic conditions that would subject Tracor to unusual risk.

Note E - Inventories

The components of inventories are as follows (in thousands):

                                             1997        1996
--------------------------------------------------------------
Raw materials and purchased components     $10,550     $ 8,996
Work in process                              3,915       2,859
Finished goods                                 762         601
--------------------------------------------------------------
                                           $15,227     $12,456
==============================================================

Note F - Property, Plant, and Equipment

The components of property, plant, and equipment are as follows (in thousands):

                            1997         1996
----------------------------------------------
Land                     $ 13,644     $ 13,644
Buildings                  54,010       50,635
Equipment                 102,454       94,658
Leasehold improvements      6,583        6,368
----------------------------------------------
                         $176,691     $165,305
==============================================

Note G - Accrued Liabilities

The components of accrued liabilities are as follows (in thousands):

                                    1997         1996
-------------------------------------------------------
Payroll and related items         $ 52,527     $ 47,553
Advance payments from customers      8,563        9,519
Interest                             9,147        5,617
Other                               33,696       44,487
-------------------------------------------------------
                                  $103,933     $107,176
=======================================================

Note H - Long-term Debt

The components of long-term debt are as follows (in thousands):

                                   1997          1996
------------------------------------------------------
Revolving loan                   $  --        $   --
Term loans                          --         163,205
Senior subordinated notes         249,055      115,947
Promissory notes payable to
  former Cordant shareholders
  (see Note B)                     26,250       31,500
Other                               5,662        6,232
------------------------------------------------------
                                  280,967      316,884
Less current maturities            10,624       24,712
------------------------------------------------------
                                 $270,343     $292,172
======================================================

Interest paid totaled $21.1 million in 1997, $25.9 million in 1996, and $20.6 million in 1995.

Senior Subordinated Notes - On February 14, 1997, Tracor commenced a tender offer to purchase for cash up to the entire $115,947,000 outstanding principal amount of its 10 7/8% Senior Subordinated Notes due 2001 (Old Notes) and a related solicitation of consents to modify certain other terms of the indentures under which the Old Notes were issued. On February 17, 1997, the Company also commenced a private placement offering (Offering) of $250 million aggregate principal amount of 8 1/2% Senior Subordinated Notes due 2007 (New Notes). The Offering was conditioned upon receipt of consents and tenders representing at least a majority in aggregate principal amount of Old Notes outstanding. On March 14, 1997, Tracor consummated the tender offer and purchased for cash $112,891,000 of Old Notes. On July 14, 1997, Tracor issued a notice of redemption for the remaining $3,056,000 of Old Notes and redeemed such notes on August 15, 1997. The purchase of the Old Notes in the first quarter and redemption of the remaining Old Notes in the third quarter resulted in an extraordinary loss for the year of approximately $10.1 million, net of an income tax benefit of $7.1 million, consisting of a $7.6 million premium to retire the Old Notes and a $9.6 million write-off of unamortized debt issuance costs. The New Notes were issued subject to a registration rights agreement, pursuant to which Tracor filed a registration statement on April 1, 1997, and exchanged the New Notes for identical registered 8 1/2% Senior Subordinated Notes due 2007 (Notes) of the Company.

Interest on the Notes is payable semiannually on September 1 and March 1. The Notes are redeemable in whole or in part at the option of the Company on or after March 1, 2002, at the redemption prices of 104.250% in 2002, 102.833% in 2003, 101.417% in 2004, and 100% thereafter. In addition, prior to March 1, 2000, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more public equity offerings at the redemption price of 108.5%. In the event of a change of control, as defined in the indenture, each holder may require Tracor to repurchase such holder's Notes at 101% plus accrued and unpaid interest. Tracor is also required to offer to repurchase a specified portion of the Notes in the event of certain asset sales.

The Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness of the Company. Substantially all of Tracor's wholly owned subsidiaries have guaranteed the Notes on a senior subordinated basis.

Bank Credit Facility - Upon completion of the Offering, the Company also refinanced its outstanding indebtedness under its existing bank agreement and entered into a new bank credit facility (New Bank Credit Facility) providing for a five-year revolving credit facility in the initial principal amount of $200 million.

The New Bank Credit Facility is subject to commitment reductions of $25 million on February 28, 2000, and $50 million on February 28, 2001. Revolving borrowings may remain outstanding until the final maturity date of the facility except for the possibility of repayments being required by certain mandatory prepayment events. All of Tracor's stock in certain of its domestic, wholly owned subsidiaries is pledged under the New Bank Credit Facility, and all borrowings are guaranteed by such subsidiaries.

The New Bank Credit Facility bears interest at Tracor's option either at the lender's base rate plus up to .75% or the eurodollar rate plus .625% to 1.75% in each case based on certain financial ratios, as defined. Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee ranging from .25% to .375% per annum is charged on unused revolving loans and is payable quarterly in arrears. The commitment fee at December 31, 1997, was .25%. Each letter of credit bears an issuance fee of .125% per annum plus a fee equal to .25% less the interest margin in effect for revolving loans maintained as eurodollar loans. The total letters of credit fee at December 31, 1997, was .875%. The Company had outstanding letters of credit at December 31, 1997, totaling $38.4 million relating to commitments for performance on certain contracts with foreign customers and as collateral on certain insurance policies. There were no revolving borrowings outstanding at December 31, 1997.

Long-term Debt Covenants - The New Bank Credit Facility and Notes contain covenants which, among other things, impose limitations and restrictions on the incurrence of additional indebtedness, capital expenditures, future mergers and acquisitions, sales of assets, and payment of dividends. In addition, Tracor is required to satisfy certain financial covenants relating to, among other matters, interest coverage, working capital, leverage, and net worth.
Long-term Debt Maturities - Aggregate annual long-term debt maturities for each of the next five years are as follows (in thousands):

      1998                   $ 10,624
      1999                         36
      2000                          2
      2001                       --
      2002                       --
      2003 and thereafter     270,305
                             --------
      Total                  $280,967
                             ========

Fair Value - Based on the market prices for the Notes, the fair value of Tracor's Notes is $258.8 million at December 31, 1997.

Note I - Retirement Benefit Plans

Tracor provides employee retirement benefits through contributory and noncontributory defined benefit and defined contribution plans.

Defined Benefit Pension Plan - Tracor's defined benefit pension plan (Pension
Plan) covers most of its employees. Retirement benefits are generally based on years of service and final average compensation. Tracor's contributions are made in amounts sufficient to satisfy funding requirements under the Employee Retirement Income Security Act of 1974 (ERISA).

Assumptions used in accounting for the Pension Plan were:

                                1997      1996      1995
---------------------------------------------------------
Weighted average discount rate:
    January 1                   7.75%     7.25%     8.75%
    December 31                 7.25%     7.75%     7.25%
Rate of increase in
  compensation levels:
    January 1                   4.00%     4.00%     5.00%
    December 31                 4.00%     4.00%     4.00%
Expected long-term rate
  of return on assets           9.50%     9.50%     9.50%

Substantially all Pension Plan assets are invested in publicly traded stocks and bonds. The funded status and the amount recognized in the consolidated balance sheets are as follows (in thousands):

                                          1997        1996
------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefit obligation           $335,558    $296,648
============================================================
    Accumulated benefit obligation      $346,793    $306,739
============================================================
Projected benefit obligation            $399,271    $353,421
Pension Plan assets at fair value        410,418     370,422
------------------------------------------------------------
Pension Plan assets in excess of
  the projected benefit obligation        11,147      17,001
Unrecognized prior service cost            5,941       6,668
Unrecognized net gain                     (9,851)     (8,689)
------------------------------------------------------------
Net prepaid pension costs recognized    $  7,237    $ 14,980
============================================================

The components of pension expense are as follows (in thousands):
                                  1997        1996        1995
---------------------------------------------------------------
Service cost, benefits earned
  during the year               $13,810     $14,487     $12,458
Interest cost on projected
  benefit obligation             27,192      25,149      25,891
Actual return on Pension
  Plan assets                   (67,664)    (42,961)    (73,856)
Net amortization and deferral    34,405      11,452      47,193
---------------------------------------------------------------
                                $ 7,743     $ 8,127     $11,686
===============================================================

Defined Contribution Retirement Plans - Tracor's contributions under its defined contribution plans, which together cover substantially all employees, are generally based upon a percentage of an eligible employee's covered compensation or employee contributions. Expenses recorded under defined contribution plans were $12.5 million in 1997, $10 million in 1996, and $9.2 million in 1995.

Effective December 1, 1996, the Company established the Tracor Deferred Compensation Plan for eligible employees. The plan is a nonqualified deferred compensation plan pursuant to which certain eligible employees of the Company may elect to defer compensation. The Company will match contributions up to the extent of the allowable scheduled company contributions under the defined contribution retirement plans. Expenses under the Tracor Deferred Compensation Plan were approximately $225,000 in 1997 and $88,000 in 1996.

Postretirement Health Care Plans - The Company provides postretirement health care and life insurance benefits to certain retired employees who meet minimum age and service requirements. The health care and life insurance plans are contributory and contain other cost-sharing features such as deductibles and coinsurance. Tracor's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

The postretirement health care plans for certain employees within the Systems Technologies and Aerospace segments were discontinued in 1993, leaving only the obligation that existed at that date for eligible employees and retirees. Accordingly, the cost of providing these benefits is not material to the consolidated financial statements, and information regarding actuarial methods and assumptions, health care cost assumptions, and components of the obligation and annual expense is not provided. Other long-term liabilities include
$4 million at December 31, 1997, and $5 million at December 31, 1996, for such benefits.

Postretirement health care and life insurance benefits are currently provided for certain employees of the Information Systems segment; however, the salaried retiree medical plans will terminate effective July 1, 2008. The current retiree plans will continue until that time with the premium capped at the rate in effect July 1, 1993, plus an escalation of 5% per year through 1997.

The following table (in thousands) presents the Information Systems plans' funded status:

                                                 1997       1996
-----------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                    $5,698     $7,000
    Fully eligible active plan participants        831        840
    Other active plan participants                 345        466
-----------------------------------------------------------------
                                                 6,874      8,306
Plan assets at fair value                         --         --
-----------------------------------------------------------------
Net accumulated postretirement obligation       $6,874     $8,306
=================================================================

The accrued postretirement obligation, including an unrecognized net gain, recorded in other long-term liabilities was approximately $10.3 million at December 31, 1997 and 1996. Net periodic postretirement benefit cost for the Information Systems plans was approximately $332,000 in 1997, $610,000 in 1996, and $961,000 in 1995.

For measurement of the plans, 7% to 9% annual rates of increase, depending on participant criteria, in the per capita cost of covered benefits (i.e., health care cost trend rate), were assumed for 1997 and 1996. The rates were assumed to decrease gradually to 6% for most participants by the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a substantial effect on the amounts reported. For example, increasing the assumed health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation at December 31, 1997 and 1996, by $100,000 and $130,000, respectively. The net periodic postretirement benefit cost for 1997 and 1996 would increase by $221,000 and $67,000, respectively.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation for the Information Systems plans was 7.25% at December 31, 1997, and 7.75% at December 31, 1996.

Note J - Shareholders' Equity

Common Stock - The acquisition of Westmark (see Note B), completed on June 13, 1996, resulted in the issuance of 8,267,435 shares of Tracor common stock, as well as the retirement of the Company's Class A common stock (978,458 shares) and two series of warrants to purchase a total of 10,704,428 shares of the Company's common stock. Subsequent to the Westmark acquisition, Tracor concluded a public offering on July 11, 1996, of 6,567,272 shares of common stock at a price of $17.50 per share. Of the shares sold, the Company sold 3,000,000 shares and certain former shareholders of Westmark sold 3,567,272 shares. The net proceeds to the Company from the primary shares sold in the offering totaled approximately $48 million.

On May 2, 1995, Tracor concluded a public offering of 4,600,000 shares of common stock at a price of $11.50 per share. Of the 4,600,000 shares, Tracor sold 1,600,000 shares and a selling stockholder sold 3,000,000 shares. Included in shares sold by the stockholder were 616,875 shares obtained upon the exercise of Series A Warrants. The net proceeds to Tracor from the exercise of Series A Warrants and the primary shares sold in the offering totaled approximately $18 million.

Common Stock Purchase Warrants - At December 31, 1997, there were outstanding 979,295 Series A Warrants, which entitle the holders to purchase shares of common stock at an exercise price of $2.54. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by Tracor. Under certain conditions, as defined in the warrant agreement, the number of shares purchasable and the exercise price may be adjusted. Theholders may also request Tracor to register the underlying securities with the SEC and such registration rights are generally transferable to subsequent warrant holders. Series A Warrants exercised totaled 248,493 shares in 1997, 122,900 shares in 1996, and 829,175 shares in 1995.

Preferred Share Purchase Rights - On February 17, 1997, the board of directors declared a dividend of one Preferred Share Purchase Right (Right) on each outstanding share of the Company's common stock. Under certain conditions, the holder of Rights may purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100. The Rights expire February 17, 2007.

The Rights become exercisable only if a person or group acquires 20% or more of Tracor's common stock or upon the announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the board of directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right. These Rights may cause substantial ownership dilution to a person or group who attempts to acquire Tracor without the approval of the Company's board of directors.

In the event Tracor is acquired in a merger or other business combination transaction after a person or group has acquired 20% or more of the Company's outstanding stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of Tracor's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Tracor's common shares having a market value of twice such price.

The Rights may be redeemed by the Company at a price of $.01 per Right at any time prior to the acquisition by person or group of beneficial ownership of 20% or more of Tracor's common stock at the option of the board of directors. The board is also authorized to reduce the 20% threshold referred to above to not less than 10%.

Common Stock Option Plan - Tracor's stock option plans provide for the grant of restricted stock, stock appreciation rights, and both incentive and non-qualified options to employees. The exercise price of each currently outstanding option is the fair value of a share of Tracor's common stock on the date of grant. Up to 30% of each option is exercisable one year after the grant, up to an additional 30% is exercisable two years after the grant, and the remainder is exercisable three years after the grant. The term of each option is 10 years from the date of grant.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options, because the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS 123, which also requires the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method prescribed by FAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                              1997        1996        1995
------------------------------------------------------------
Risk-free interest rate         6.1%        5.8%        6.3%
Dividend yield                    0%          0%          0%
Volatility factor of the
  expected market price of
  Tracor's common stock         .542        .576        .576
Weighted average expected
  life of the options        5 years     5 years     5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics substantially different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting periods. The Company's pro forma information follows (in thousands, except per share amounts):

                                        1997        1996        1995
---------------------------------------------------------------------
Pro forma stock-based
  compensation expense                $ 3,375     $ 2,021     $   773
Pro forma net income                   30,870      34,593      27,090
Pro forma earnings per
  common share - basic:
    Income before extraordinary item    $1.65       $1.75       $2.05
    Extraordinary loss                   (.41)        --          --
---------------------------------------------------------------------
    Net income per common share -
      basic                             $1.24       $1.75       $2.05
=====================================================================
Pro forma earnings per
  common share - assuming dilution:
    Income before extraordinary item    $1.54       $1.40       $1.27
    Extraordinary loss                   (.38)        --          --
---------------------------------------------------------------------
    Net income per common share -
      assuming dilution                 $1.16       $1.40       $1.27
=====================================================================

Because FAS 123 is applicable only to options granted after December 31, 1994, the year ended December 31, 1997, is the only period presented which reflects the full pro forma effect of the standard. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

A summary of changes in common stock options during 1995, 1996, and 1997 is as follows:

                                                         Weighted
                                          Range of        Average
                                          Exercise       Exercise
                          Shares           Prices          Price
-----------------------------------------------------------------
Options outstanding,
  January 1, 1995         933,200      $ 1.75 - $12.25     $ 3.60
    Granted               487,500       13.00 -  15.25      13.02
    Exercised             (69,703)       1.75 -   8.13       2.22
    Surrendered              --              --               --
-----------------------------------------------------------------
Options outstanding,
  December 31, 1995     1,350,997        1.75 -  15.25       7.07
    Granted               374,600       16.13 -  21.88      16.96
    Exercised            (188,625)       2.00 -  13.00       2.90
    Surrendered            (5,399)       8.13 -  13.00      10.84
-----------------------------------------------------------------
Options outstanding,
  December 31, 1996     1,531,573        1.75 -  21.88      10.00
    Granted               478,150       21.25 -  22.38      22.35
    Exercised            (154,911)       2.00 -  22.38      10.71
    Surrendered           (31,110)      13.00 -  22.38      19.25
-----------------------------------------------------------------
Options outstanding,
  December 31, 1997     1,823,702      $ 1.75 - $22.38     $13.01
=================================================================

Options outstanding at December 31, 1997, are comprised of the following:

                                             Weighted
                                              Average
                                 Average     Remaining
                 Range of        Exercise   Contractual
  Options     Exercise Prices     Price        Life
------------------------------------------------------
  504,322     $ 1.75 - $ 3.50     $ 2.66     4.7 years
   60,000       7.88 -   8.13       8.12     5.9 years
  753,700      12.25 -  16.13      14.14     7.6 years
  505,680      19.13 -  22.38      22.23     9.1 years
------------------------------------------------------
1,823,702     $ 1.75 - $22.38     $13.01     7.2 years
======================================================

Options exercisable, December 31,
     1997   959,109   $1.75 - $21.88
     1996   797,143    1.75 -  15.25
     1995   653,400    1.75 -  12.25

                                         1997        1996         1995
-----------------------------------------------------------------------
Weighted average fair value of
  options granted during the year        $11.97       $9.39       $7.28
Weighted average remaining
  contractual life of options at
  December 31                         7.2 years   7.5 years   7.8 years

Common stock reserved at December 31, 1997, consists of the following:

For exercise of outstanding warrants     979,295
For exercise of stock options          2,507,961
------------------------------------------------
                                       3,487,256

Note K - Income Taxes

Income before income taxes and extraordinary item consists of the following (in thousands):

                             1997        1996        1995
----------------------------------------------------------
Domestic                   $73,495     $64,990     $48,212
Foreign                      3,174       1,130         482
----------------------------------------------------------
                           $76,669     $66,120     $48,694
==========================================================

The provision for income taxes from continuing operations consists of the following (in thousands):
                             1997        1996        1995
----------------------------------------------------------
Current:
   Federal                 $22,229     $17,442     $14,887
   State                     4,516       4,269       3,308
   Foreign                     885          17        (160)
----------------------------------------------------------
                            27,630      21,728      18,035
Deferred:
   Federal                   4,227       6,995       2,309
   State                       631         528         487
   Foreign                    (210)        255         --
----------------------------------------------------------
                             4,648       7,778       2,796
----------------------------------------------------------
                           $32,278     $29,506     $20,831
==========================================================

A reconciliation between income taxes computed on income before income taxes and extraordinary item at the statutory federal rate, 35%, and the provision for income taxes is as follows (in thousands):

                             1997        1996        1995
----------------------------------------------------------
Income taxes at the
  statutory federal rate   $26,834     $23,142     $17,043
Goodwill                     2,888       2,115       1,240
State income taxes,
  net of federal tax
  benefits                   3,346       3,118       2,467
Other                         (790)      1,131          81
----------------------------------------------------------
                           $32,278     $29,506     $20,831
==========================================================

A summary of the tax effects of temporary differences comprising deferred income tax assets and liabilities is as follows (in thousands):

                                            1997        1996
-------------------------------------------------------------
Deferred income tax assets:
  Contracts                               $ 2,930     $13,383
  Postretirement medical obligation         3,447       1,942
  Accrued vacation/employee benefits        9,032       8,834
  Expense accruals not yet deductible       2,740       4,612
  Deferred compensation                    11,058       6,894
  Pension                                   3,163       6,891
  Other                                     2,562       2,242
-------------------------------------------------------------
    Total deferred tax assets              34,932      44,798
Deferred income tax liabilities:
  Depreciation/amortization                 6,700      11,055
  Pension                                   3,160       6,257
  Other                                    11,266       9,941
-------------------------------------------------------------
    Total deferred tax liabilities         21,126      27,253
-------------------------------------------------------------
Net deferred income taxes                 $13,806     $17,545
=============================================================

Net deferred income taxes are reflected on the consolidated balance sheet as follows (in thousands):

                                 1997       1996
--------------------------------------------------
Current deferred income taxes  $15,594     $26,829
Other long-term liabilities     (1,788)     (9,284)
--------------------------------------------------
Net deferred income taxes      $13,806     $17,545
==================================================

Based on Tracor's taxable income in prior carryback years and forecast of future income, management believes, it is more likely than not, all net deferred tax assets will be realized. The Company settled the Internal Revenue Service
(IRS) examination of the federal income tax returns of GDE Systems, Inc. (GDE) for its tax periods beginning November 20, 1992, and ending November 17, 1994 (the date the Company acquired GDE). The final adjustments resulted in a reduction of GDE's goodwill by $1.7 million. Also in 1997, the IRS completed its examination of the Company's federal income tax returns for 1994 and 1995. The final adjustments resulted in a reduction in goodwill of $5.4 million. A benefit will be realized in earnings through reduced future goodwill amortization expense as a result of these adjustments.

Income taxes paid, net of refunds, totaled $13.1 million in 1997, $17.4 million in 1996, and $20 million in 1995.

Note L - Lease Commitments

Tracor leases office space under various operating leases, which generally contain renewal options and are subject to increases based on formulas such as changes in the Consumer Price Index. Future minimum payments at December 31, 1997, for all noncancelable operating leases with initial terms of one year or more are as follows (in thousands):

     1998                 $17,795
     1999                  14,733
     2000                  12,274
     2001                   8,247
     2002                   5,671
     2003 and thereafter   16,441
     ----------------------------
                          $75,161
     ============================

Rental expense for all operating leases was $19.9 million in 1997, $16.6 million in 1996, and $17.4 million in 1995.

Note M - Contingencies

Tracor is involved in various lawsuits and is subject to certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of Tracor.

Note N - Earnings Per Share

In February 1997, the FASB issued Statement No. 128, Earnings Per Share (FAS
128), changing the method used to compute earnings per share. The Company has adopted the provisions of FAS 128 as of December 31, 1997, and has restated earnings per share for all prior periods presented. Under the new requirements, the Company has presented basic earnings per share, the calculation of which excludes the dilutive effect of warrants, options, and convertible securities, and diluted earnings per share, which is similar to the previously reported fully diluted earnings per share.

The following table (in thousands) reconciles the weighted average common shares used to calculate basic earnings per share and the adjusted weighted average common shares and assumed conversions of warrants and stock options used to calculate diluted earnings per share.

                                    1997       1996       1995
---------------------------------------------------------------
Weighted average common shares     24,907     19,720     13,188
Effect of dilutive securities:
  Series A Warrants                   950        835        713
  Stock options                     1,033      4,414      7,636
---------------------------------------------------------------
Weighted average common shares
  and assumed conversions          26,890     24,969     21,537
===============================================================



Common Stock Data

                    1993           1994             1995             1996               1997
               -------------  ---------------  --------------- ----------------   --------------
                High    Low    High    Low      High    Low      High     Low       High     Low
-------------------------------------------------------------------------------------------------
First Quarter  $4 1/8 $2 3/4 $10 1/8 $7 7/8   $14     $10      $17 7/16 $14      $24      $21 1/8
Second Quarter  6 1/8  2 7/8   8 1/2  6 15/16  14 1/4  11 3/8   21 1/8   17 1/8   26 3/4   20
Third Quarter   6 7/8  5 3/4   8 3/4  7 1/8    18 1/8  13 5/8   20 5/8   16 5/8   31       23 7/8
Fourth Quarter  9 1/4  6 7/8  12 5/8  7 1/2    16 7/8  14 1/2   24 3/8   19 3/4   31 3/8   25
13/16

Listed on The Nasdaq Stock Market(SM) - TTRR




Summary of Quarterly Results

Unaudited (in thousands, except per share amounts)

                                         1st Qtr     2nd Qtr    3rd Qtr    4th Qtr      Year
-------------------------------------------------------------------------------------------------
1997

Net sales                               $297,464   $312,667   $320,791   $334,764   $1,265,686
Income before extraordinary item         $10,264    $10,511    $11,350    $12,266      $44,391
Extraordinary loss from early
  extinguishment of debt, net of
  income tax benefit                       9,985       --          161       --         10,146
-------------------------------------------------------------------------------------------------
Net income                              $    279    $10,511    $11,189    $12,266      $34,245
=================================================================================================
Earnings per common share -
  basic (1):
    Income before extraordinary item        $.41       $.42       $.46       $.49        $1.78
    Extraordinary loss                      (.40)       --        (.01)       --          (.41)
-------------------------------------------------------------------------------------------------
    Net income per common share -
      basic                                 $.01       $.42       $.45       $.49        $1.37
=================================================================================================
Earnings per common share -
  assuming dilution (1):
    Income before extraordinary item        $.38       $.39       $.42       $.46        $1.65
    Extraordinary loss                      (.37)       --        (.01)       --          (.38)
-------------------------------------------------------------------------------------------------
    Net income per common share -
      assuming dilution                     $.01       $.39       $.41       $.46        $1.27
=================================================================================================
1996(2)
Net sales                               $229,047   $267,372   $255,994   $330,092   $1,082,505
Net income                                $7,661     $7,997    $11,306     $9,650      $36,614
Net income per common share -
  basic (1)                                 $.54       $.51      $.46(3)     $.39        $1.86(3)
Net income per common share -
  assuming dilution (1)                     $.34       $.34      $.43(3)     $.36        $1.47(3)

(1) Amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. See notes to the Consolidated Financial Statements.
(2) Reflects the acquisitions of AEL Industries, Inc. on February 22, 1996, and Cordant Holdings, Inc. on September 26, 1996.
(3) Includes a $2.1 million gain, net of tax, ($.08 per share) due to a negotiated increase in the price of a U.S. government contract for work performed prior to 1996.


Tracor Principal Locations

[A MAP OF THE UNITED STATES IS SHOWN]

TRACOR, INC.
6500 Tracor Lane
Austin, TX 78725-2000
512 926-2800
512 929-2262 Fax
800 519-TTRR (8877)
www.tracor.com

Washington Office
1215 Jefferson Davis Highway, Suite 1109
Arlington, VA 22202-4302
703 418-3530
703 415-1459 Fax

TRACOR INFORMATION SYSTEMS
P.O. Box 509009
San Diego, CA 92150-9009

GDE Systems, Inc.
San Diego, CA
619 675-2600
619 675-1999 Fax
www.gdesystems.com

Imagery and Information Systems Division
P.O. Box 509008
San Diego, CA 92150-9008
619 592-5553
619 592-1019 Fax

Mission Management Systems Division
P.O. Box 509008
San Diego, CA 92150-9008
619 592-1689
619 592-1628 Fax

Products Division
P.O. Box 509008
San Diego, CA 92150-9008
619 592-5200
619 592-5309 Fax

ADR, Inc.
9285 Commerce Highway
Pennsauken, NJ 08110
609 663-7200
800 257-7960
609 486-7778 Fax
www.adrinc.com

Test and Space Systems Division
San Diego, CA
619 675-5806
619 675-5885 Fax

Quality Systems, Inc.
8201 Greensboro Drive, Suite 1200
McLean, VA 22102
703 847-5820
703 847-5887 Fax
www.qsi.com

Tracor Integrated Solutions
1601 Research Boulevard
Rockville, MD 20850-3173
301 838-6800
301 838-6805 Fax

Tracor Enterprise Solutions, Inc.
11400 Commerce Park Drive
Reston, VA 20191
703 758-7000
703 758-7047 Fax
www.tracor-es.com

TRACOR AEROSPACE
6500 Tracor Lane
Austin, TX 78725-2070

Tracor Aerospace, Inc.
Austin, TX
512 926-2800
512 929-2380 Fax

Analysis and Applied Research Division
Austin, TX
512 929-2053
512 929-4089 Fax
www.aard.tracor.com

Countermeasures and Combat Systems Division
Austin, TX
512 929-2200
512 929-2891 Fax

Defense Systems Division
Austin, TX
512 929-2779
512 929-2320 Fax

Tracor Aerospace Electronic Systems, Inc.
305 Richardson Road
Lansdale, PA 19446-1485
215 996-2000
215 996-2088 Fax
www.aes.tracor.com

Tracor Flight Systems, Inc.
1434 Flight Line, Bldg. 58B
Mojave, CA 93501-1665
805 824-4601
805 824-2257 Fax

TRACOR SYSTEMS TECHNOLOGIES
1601 Research Boulevard
Rockville, MD 20850-3173

Tracor Systems Technologies, Inc.
Rockville, MD
301 738-4000
301 738-4643 Fax
www.tst.tracor.com

Army Systems Division
Monmouth Park Corporate Center
185 Route 36, Building B
West Long Branch, NJ 07764-1304
732 726-2600
732 726-2610 Fax

Electronic Systems Division
23481 Cottonwood Parkway
California, MD 20619-9517
301 862-9300
301 862-9330 Fax
www.eaglenet.com/tracor

FAA Division
Rockville, MD
301 838-6400
301 838-6465 Fax

Surface Warfare Division
5001 N. State Road 37 (Bus.)
Bloomington, IN 47404-1626
812 333-6291
812 333-1415 Fax

Surface Weapons Systems Division
16541 Commerce Drive
King George, VA 22485
540 663-9800
540 663-6382 Fax

Systems Design Division
Rockville, MD
301 231-3370
301 231-2562 Fax

Systems Engineering Division
Heitman Office Building, Suite 1012
2351 S. Jefferson Davis Highway
Arlington, VA 22202
703 418-8003
703 418-8275 Fax

Systems Integration Division
Rockville, MD
301 231-1900
301 231-3150 Fax

Technical Services Division
10300 Silverdale Way, NW
Silverdale, WA 98383-1072
360 692-7800
360 692-2108 Fax

Tracor Services Corporation
Industrial Parkway
557 Mary Esther Cut-off
Fort Walton Beach, FL 32548-4090
850 244-7711
850 244-7760 Fax
www.tracorservices.com

Board of Directors

James B. Skaggs, 60
Chairman of the Board, Tracor, Inc.
Austin, TX
Director since 1990

William E. Conway, Jr., 48
Managing Director, The Carlyle Group
Washington, D.C.
Director since 1995 (1)

Dr. Julian Davidson, 70
President and Chief Executive Officer, Davidson Enterprises, LLC
Huntsville, AL
Director since 1991 (2)

Anthony Grillo, 42
Senior Managing Director, The Blackstone Group, L.P.
New York, NY
Director since 1991 (1)

Bob Marbut, 62
Chairman and Co-Chief Executive Officer, Hearst-Argyle Television, Inc. New York, NY/San Antonio, TX
Director since 1991 (2)

Elvis L. Mason, 64
Managing Partner, Mason Best Company, L.P.
Dallas, TX
Director since 1991 (2)

Retired U.S. Air Force Lt. Gen. Thomas P. Stafford, 67
Former Astronaut
Co-Founder, Stafford, Burke and Hecker, Inc.
Alexandria, VA
Director since 1994 (1)

(1)   Audit/Ethics Committee
(2)   Compensation/Stock Option Committee

Management Team

James B. Skaggs, 60
President
Chief Executive Officer
8 years of service

Robert K. Floyd, 62
Vice President, Finance
Chief Financial Officer
8 years of service

Barry G. Campbell, 56
Vice President
Chief Executive Officer, Tracor Systems Technologies
28 years of service

Woody Endsley, 45
Vice President
Treasurer
21 years of service

Robert J. Fitch, 49
Vice President, Government Relations
5 years of service

K. Bruce Hamilton, 56
Vice President
President, Tracor Systems Technologies
32 years of service

George R. Melton, 51
Vice President
President and Chief Executive Officer, Tracor Aerospace
8 years of service

Russell E. Painton, 57
Vice President
General Counsel
Corporate Secretary
32 years of service

John M. Rock, 58
Vice President,Technology and Information Systems
7 years of service

Roger W. Sadler, 61
Vice President, Business Development
7 years of service

Dr. Terry A. Straeter, 55
Vice President
President and Chief Executive Officer, Tracor Information Systems
19 years of service

Kathleen Thompson, 50
Vice President, Human Resources
26 years of service

Mission

At Tracor, we believe mutual dedication to excellence in performing every task we undertake, large or small, is the key to our future. We accomplish excellence and enhance shareholder value by carrying out our responsibilities to:
     achieve profitable growth consistent with the best in our industry;
     provide high-quality, innovative technological products, systems, and services which give the best value to our customers;
     ensure the highest standards of integrity in all activities;
     create a safe, pleasant, and motivating work environment providing both job fulfillment and career growth opportunities for employees; and support the communities in which we have operations to develop a better environment for all citizens to enjoy.

Growth at Tracor is through excellence.

Acknowledgments

Design and printing:  Tracor Publications, Austin, Texas
Principal photography:  Jim Lincoln Photography, Austin, Texas
Other photography credits: Iridium LLC, Frank Morgan Photography, Motorola, Inc., NASA,
Shin Watanabe/PHOTONICA, and Kent Schnoeker Photography

Thanks to the following individuals who were photographed to illustrate our business areas:
Cynthia L. Alaniz, Staff Accountant, Tracor Aerospace - page 12
Gilbert Atencio, Structural Mechanic, Tracor Flight Systems - page 15
Allan Blades, Photogrammetric Technician, ADR - page 13
Eric Bonner, Photogrammetric Technician, ADR - page 13
David K. Braig, Photogrammetric Technician, ADR - page 13
Julie Brophy, Data Analyst, Tracor Flight Systems - page 15
James F. Brown, Photogrammetric Technician, ADR - page 13
La Verne Deyne, Production Operator, Tracor Aerospace Electronic Systems - page
15
Lisa Dorn, Data Manager, GDE Systems - page 10
Deb Finney, Production Operator, Tracor Aerospace Electronic Systems - page 15 Rusty Greer, Systems Analyst, Tracor Systems Technologies - page 18
John Gullatt, Principal Scientist, Tracor Aerospace - page 12
Shelley Helyer, Human Resources Representative, Tracor Aerospace - page 12 Peggy Hess, Production Operator, Tracor Aerospace Electronic Systems - page 15 Marsha Holland, Department Head, Simulation and Signature Department, Tracor Services - page 20
Rick Jorgenson, Painter, Tracor Flight Systems - page 16
Mike Krueger, Structural Mechanic, Tracor Flight Systems - page 15
Michael Lauth, Photogrammetric Technician, ADR - page 13
David Lown, Production Supervisor, Tracor Flight Systems - page 15
Carroll L. Marcus, Jr., Director, Accounting, Tracor Aerospace - page 12
Larry Martin, Structural Mechanic, Tracor Flight Systems - page 15
Tanya L. Mayes, Staff Sergeant, Texas Army National Guard, Camp Mabry - page 14 Celsa Medellin, Electronic Assembler Specialist, GDE Systems - page 11
Samuel A. Mirsky, Electrical Engineer, Tracor Services - page 20
Eric Mueller, Electronics Development Technician, GDE Systems - page 11
Tim L. Murphy, Painter, Tracor Flight Systems - page 16
Ivette Nelson, Structural Mechanic, Tracor Flight Systems - page 15
Barb Nice, Production Operator, Tracor Aerospace Electronic Systems - page 15 Connie Polakoff, Structural Mechanic, Tracor Flight Systems - page 15
Javier Ramirez, Staff Sergeant, Texas Army National Guard, Camp Mabry - page 14 Gabe Sulyok, Supervisor, Electronic Assembly, Tracor Aerospace Electronic Systems - page 15
Paul Theriault, Structural Mechanic, Tracor Flight Systems - page 15
Dennis Werner, Technician, Tracor Aerospace Electronic Systems - page 15

Tracor is an equal opportunity employer and seeks to attract and retain the best qualified people without regard to race, color, religion, sex, age, national origin, disability, or veteran status.

Shareholder Information

Stock Listing

Tracor, Inc. common stock typically is bought or sold through a brokerage institution. At year end, 23 firms were making a market for the stock, which is listed in the Nasdaq National Market under the trading symbol TTRR. Tracor Series A Warrants trade in the Nasdaq National Market under the symbol TTRRW.

Company Information
To keep you informed of your company's progress, shareholders periodically are provided with updated information through quarterly news releases, as well as semiannual and annual reports.

For additional information, contact:
Marian Kelley,
Corporate Director,
Public Relations
512 929-2271
800 519-TTRR (8877)
512 929-2262 Fax
mkelley@tracor.com
Corporate address:
Tracor, Inc.
6500 Tracor Lane
Austin, TX 78725-2006
www.tracor.com

Transfer Agent
For stock transfers, name changes, address changes, or other inquiries, contact our transfer agent:
Harris Trust and Savings Bank
700 Louisiana Street, Suite 3350
Houston, TX 77002-2729
800 926-1269
713 223-0674 Fax

Form 10-K
Copies of Tracor's Form 10-K filed each year with the Securities and Exchange Commission are available online at www.tracor.com or, without charge, upon request from:
W. Michael Murray
Assistant Corporate Secretary
Tracor, Inc.
6500 Tracor Lane
Austin, TX 78725-2000
512 929-2288
mmurray@tracor.com

Exhibits to this report are also available online, or printed copies may be obtained at a reasonable cost.

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Tuesday, April 21, 1998, at Tracor corporate headquarters in Austin, Texas. A notice of the meeting, along with a form of proxy and a proxy statement, will be mailed to shareholders on or about March 26, 1998.

Any statements contained in this report which are forward-looking statements rather than historical facts are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied. These risks and uncertainties include the competitive nature of the government contracting environment, dependence on continued funding of government contracts, government contract procurement and termination risks, restrictions imposed by terms of the company's indebtedness, the effect of changing political or economic conditions, and other risks described in the company's various Securities and Exchange Commission filings, including the company's Form 8-K, dated July 21, 1997.

  Tracor, Inc.
  6500 Tracor Lane
  Austin, TX 78725-2000

  512 926-2800
  www.tracor.com